              [IMAGE OF WOMAN APPEARS BEHIND TEXT ON THIS PAGE]

                               2,752,404 Shares

                                               Filed pursuant to Rule 424(b)(4)
                                               Registration No. 333-35267


                                     LOGO

                                 Common Stock

                               ---------------

Of the 2,752,404 shares of Common Stock offered hereby, 1,000,000 shares are being sold by DM Management Company ("DM Management" or the "Company") and 1,752,404 shares are being sold by the Selling Stockholders. The Selling Stockholders will not own any shares immediately after the completion of this offering. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

The Common Stock is traded on the Nasdaq National Market under the symbol "DMMC." On October 29, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $14. See "Price Range of Common Stock."

                               ---------------

 FOR INFORMATION CONCERNING CERTAIN RISKS RELATED TO THIS OFFERING, SEE "RISK
                                   FACTORS"
                    BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                               ---------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED  UPON   THE   ACCURACY  OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

               PRICE    UNDERWRITING DISCOUNTS PROCEEDS TO     PROCEEDS TO
             TO PUBLIC   AND COMMISSIONS (1)   COMPANY (2) SELLING STOCKHOLDERS

-------------------------------------------------------------------------------
Per Share..   $13.50            $0.745           $12.755         $12.755

-------------------------------------------------------------------------------
Total (3).. $37,157,454       $2,050,541       $12,755,000     $22,351,913

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $500,000 payable by the Company.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 412,861 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $42,731,077, $2,358,122, $18,021,042 and $22,351,913, respectively. See
    "Underwriting."

                               ---------------

The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to cancel or modify such offer or to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the offices of Wessels, Arnold & Henderson, L.L.C. ("Wessels, Arnold & Henderson"), Minneapolis, Minnesota, on or about November 4, 1997.

                               ---------------

Wessels, Arnold & Henderson

                                        NationsBanc Montgomery Securities, Inc.

               The date of this Prospectus is October 30, 1997.

                     [IMAGES OF DM MANAGEMENT'S CATALOGS]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, THE ENTRY OF STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

[IMAGE OF WOMAN]

                                          UPSCALE STYLE

                                          [IMAGE OF WOMAN]

NATURAL ACCESSORIES

[IMAGE OF JEWELRY]

                                          [IMAGE OF NICOLE SUMMERS CATALOGS]

SIMPLE STYLE

                                          [IMAGE OF SHOES, PURSE AND OTHER
                                          ACCESSORIES]

[IMAGE OF WOMAN]

                                          POLISHED ACCESSORIES

[IMAGE OF J. JILL CATALOGS]

                                          GLAMOROUS GIFTS

HOME AT LAST                              [IMAGE OF CANDLESTICKS]

[IMAGE OF CHAIR]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus or incorporated by reference herein. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. In January 1997 the Company changed its fiscal year end from the last Saturday in June to the last Saturday in December. References in this Prospectus to fiscal 1994, fiscal 1995 and fiscal 1996 mean the Company's fiscal year ended in June 1994, 1995 and 1996, respectively, references to the transition periods mean the six-month transition period ended December 28, 1996 and the comparable six-month period ended December 30, 1995, and references to fiscal 1997 mean the Company's fiscal year ending December 27, 1997.

                                  THE COMPANY

  DM Management Company ("DM Management" or the "Company") is a leading specialty direct marketer of high quality women's apparel, accessories, shoes and gifts. The Company currently markets its products through two discrete catalog concepts, J. Jill and Nicole Summers. These concepts are designed to appeal to active, affluent women age 35 and older, with each concept aimed at a distinct lifestyle segment within this demographic group. DM Management's objective is to be a fashion authority for its target market. The Company seeks to distinguish its catalogs and reinforce the brand identity of the J. Jill and Nicole Summers names through exclusive private label merchandise offerings, a broad assortment of extended sizes, "total look" wardrobing and editorial lifestyle photography.

  The J. Jill concept is characterized by the simple, comfortable style of its apparel offerings, which range from relaxed career wear to weekend wear. These apparel offerings are predominantly private label, with emphasis on natural fibers and creative details. The J. Jill concept's target customers are active, affluent women age 35 to 55. During the six months ended June 28, 1997, J. Jill net sales accounted for approximately 42% of the Company's total net sales, up from approximately 24% for the comparable period of the prior year. The Company believes that this growth is being driven by the emerging market for more casual apparel, particularly for the workplace, and the need active, working women have for comfortable, versatile clothing. The Company also believes that this market has not been well served by other direct marketers or retailers.

  The Nicole Summers concept is characterized by its edited assortment of updated classic apparel. Its target customers are affluent women age 45 and older who have an active but formal lifestyle and, most importantly, are younger in their outlook than their peers in previous generations. Since January 1996, the merchandise assortment and creative presentation in the Nicole Summers catalogs have been updated in a continuing effort to align the concept with the changing tastes and evolving lifestyle needs of these customers. The Company believes that these women are not well served by the direct marketers and department stores that have traditionally served older women and that the design and creative presentation of the Nicole Summers catalogs differentiate the concept in its target market.

  Since December 1995, the Company has assembled a new management team with significant experience in the catalog industry and has made important changes to its creative, merchandising and marketing strategies. In addition to the recruitment of Gordon R. Cooke to be its new President and Chief Executive Officer, the broadening and strengthening of the Company's management team has included the addition of an Executive Vice President of Marketing and a Vice President--Creative Director and the appointment of a Senior Vice President for the Nicole Summers concept and a Vice President for the J. Jill concept. The new management team has implemented a business strategy in which creative presentation and differentiation in merchandise execution, in addition to circulation management, are primary elements of growth and profitability. Distinctive creative elements have been introduced for both the Nicole Summers and J. Jill catalog concepts, including the use of artwork for covers and editorial lifestyle photography throughout the catalogs. In addition, the Company has continued to focus on certain core competencies that it has developed over the past ten years, including the ongoing expansion of its private label and extended size merchandise offerings. The Company has combined these creative and merchandising strategic initiatives with a shift in circulation strategy designed to curtail unproductive cross-catalog mailings to existing customers and has reinvested the resulting circulation cost savings in increased prospect mailings. The Company believes that these changes in management and strategy have strengthened the competitive position of its two catalog concepts and positioned the Company for continued growth.

  Since beginning to implement these strategic initiatives, the Company has experienced five consecutive quarters of dramatic profit improvement as compared to the comparable quarter of the prior year. Most recently, in the quarter ended September 27, 1997 net sales increased 54.1% to $31.6 million from $20.5 million during the corresponding quarter of the prior year and net income rose 176.4% to $0.7 million from $0.3 million during the corresponding quarter of the prior year.

  At June 28, 1997, the Company's customer database contained approximately 2.2 million individual customer names, including approximately 724,000 individuals who had made a purchase within the previous 24 months. Catalog circulation for the Company was 37.9 million for calendar 1996 and 21.5 million for the first six months of 1997.

  The Company is a Delaware corporation incorporated in 1987. The Company's executive offices are located at 25 Recreation Park Drive, Hingham, Massachusetts 02043, and its telephone number is (781) 740-2718.

                                ----------------

  J. Jill Ltd. and Nicole Summers are registered trademarks and service marks of the Company in the United States. This Prospectus also includes trade names, trademarks and service marks of companies other than DM Management.

                                ----------------

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which involve risks and uncertainties. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE OFFERING

Common Stock Offered by the Company.................  1,000,000 shares
Common Stock Offered by the Selling Stockholders....  1,752,404 shares
Common Stock to be Outstanding after the Offering...  5,672,786 shares (1)
Use of Proceeds.....................................  Purchase and development of new fulfillment center, working capital
                                                      and general corporate purposes,
                                                      including potential acquisitions.
                                                      See "Use of Proceeds."
Nasdaq National Market Symbol.......................  DMMC

   SUMMARY CONSOLIDATED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      TRANSITION PERIOD
                              FISCAL YEAR ENDED             ENDED        SIX MONTHS ENDED
                          --------------------------  ------------------ ------------------
                          JUNE 25, JUNE 24, JUNE 29,  DEC. 30,  DEC. 28, JUNE 29,  JUNE 28,
                            1994     1995     1996      1995      1996     1996      1997
                          -------- -------- --------  --------  -------- --------  --------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............  $63,337  $72,691  $80,585   $39,267   $43,324  $41,318   $57,428
Income (loss) from
 continuing operations..    3,269      765      235      (560)   11,563      795     1,746
Net income (loss).......    3,269      773   (9,350)   (1,158)   11,563   (8,192)    1,746
Income (loss) from con-
 tinuing operations per
 share..................  $  0.80  $  0.17  $  0.05   $ (0.13)  $  2.44  $  0.17   $  0.35
Net income (loss) per
 share..................  $  0.80  $  0.17  $ (2.11)  $ (0.27)  $  2.44  $ (1.77)  $  0.35
Weighted average shares
 outstanding............    4,077    4,610    4,441     4,262     4,736    4,620     5,057
SELECTED OPERATING DATA:
Catalog circulation (2).   32,400   40,300   41,600    22,100    18,400   19,500    21,500
Total active customers
 (3)....................      473      579      638       611       657      638       724

                                                              JUNE 28, 1997
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (4)
                                                         ------- ---------------
BALANCE SHEET DATA:
Total assets............................................ $42,995     $55,250
Working capital.........................................  13,804      26,059
Long-term debt, less current portion....................   4,446       4,446
Stockholders' equity....................................  23,417      35,672

--------
(1) Based on the number of shares outstanding as of September 1, 1997. Excludes
    (i) 1,021,549 shares of Common Stock issuable upon exercise of stock options outstanding as of September 1, 1997 at a weighted average exercise price per share of $4.92 (ii) 303,800 shares of Common Stock reserved for future option grants under the Company's 1993 Incentive and Nonqualified Stock Option Plan and (iii) 37,302 shares of Common Stock reserved for issuance under the Company's 1993 Stock Purchase Plan.
(2) In order to more closely match net sales to catalog circulation, the Company calculates catalog circulation on a percentage of completion basis. This calculation takes into account the total number of catalogs mailed during all periods and the Company's estimate of the expected sales life of each catalog edition. As used throughout this Prospectus, the term "catalog circulation" refers to circulation of the Company's catalogs calculated in such fashion.
(3) As used throughout this Prospectus, the term "active customers" means customers who have made a purchase from the Company within the previous 24 months.
(4) Adjusted to give effect to the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at a public offering price of $13 1/2 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

  RISKS ASSOCIATED WITH NEW FULFILLMENT CENTER. The Company's fulfillment center in Meredith, New Hampshire is currently operating near capacity and, as a result, the Company is experiencing inefficiencies and increased costs in its fulfillment operations. The Company has recently purchased approximately 360 acres of land in Tilton, New Hampshire, which is intended to be the site of a new fulfillment center. This new fulfillment center is not expected to be operational until early 1999. Until the completion of the new fulfillment center, the Company plans to operate two temporary facilities in Laconia, New Hampshire in addition to its facility in Meredith and, as a result, expects that the inefficiencies and increased costs it is currently experiencing in its fulfillment operations will continue and may increase. The Company has no experience in operating multiple fulfillment centers, and there can be no assurance that such operations will not disrupt its order processing or result in costs in excess of management's expectations. In addition, there can be no assurance that construction of the new fulfillment center will be completed on a timely basis. Any delay in completing the new fulfillment center or difficulties in managing the transition of operations to the new fulfillment center could result in delivery delays, customer service problems, continued operating inefficiencies and increased costs, and could have a material adverse effect on the Company's financial condition and results of operations.

  The total cost of the Company's new fulfillment center, including land, construction and equipment, is expected to be between $33.0 and $37.0 million, but the actual costs of the facility may exceed the Company's estimates. In addition, upon completion of the new fulfillment center the Company expects to incur costs relating to the commencement of operations at that facility, the termination of operations at the temporary Laconia sites and the continued operation of the Company's facility in Meredith. If the Company is unable to generate increased sales and gross profit sufficient to absorb increased overhead and other costs associated with its new fulfillment center, the Company's financial condition and results of operations would be materially and adversely affected. See "Business--Fulfillment."

  DEPENDENCE ON INFORMATION SYSTEMS. The Company depends on its information systems to process orders, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. The Company is in the process of upgrading certain of these systems to provide additional capabilities and anticipates that the project will be complete in the second half of 1998. There can be no assurance that the Company will not experience operational problems as a result of delays or difficulties in the transition to its new information systems, or that such new systems will be adequate to support its future growth. Any interruption in the availability or use of the Company's information systems as a result of system failure or otherwise could have a material adverse effect on its financial condition and results of operations. See "Business--Information Systems and Technology."

  RISKS ASSOCIATED WITH GROWTH STRATEGY. The Company's growth strategy is based on the following components: expanding its customer base through targeted marketing programs; introducing new merchandise categories; acquiring or internally developing complementary catalog concepts; and expanding into other distribution channels where appropriate. There can be no assurance that the Company will be successful in implementing these measures. The Company's marketing programs, particularly for J. Jill, rely on a high level of prospect mailings and consequently involve additional risks, including potentially lower and less predictable response rates and the possibility that third parties who provide customer lists may cease to make them available to the Company. The failure of the Company to successfully implement any or all of these measures could have a material adverse effect on its financial condition and results of operations. In addition, continued growth could result in a strain on the Company's management, financial, merchandising, marketing, distribution and other resources. There can be no assurance that the Company will be able to manage growth effectively, and any failure to do so could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Growth Strategy."

  The Company may need to raise additional funds in order to support its planned expansion. There can be no assurance that funds will be available to the Company on terms satisfactory to the Company when needed. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  FINANCIAL RISKS INHERENT IN CATALOG BUSINESS. The Company's catalog operations involve a number of inherent financial risks. Each edition of a catalog requires substantial investments in layout and design, paper, printing, postage and inventory prior to mailing. As a result, the Company is not able to adjust these costs in connection with a particular mailing to reflect the actual performance of the catalog. If for any reason the Company were to experience a significant shortfall in anticipated revenue from a particular mailing, its financial condition and results of operations would be materially and adversely affected. In addition, customer response to the Company's mailings and, as a result, revenues generated by such mailings can be affected by factors which are outside the Company's control, such as consumer preferences, economic conditions and vendor work stoppages. Further, the Company has historically experienced fluctuations in customer response to its mailings. Any inability of the Company to achieve anticipated customer response could result in lower sales, which would have a material adverse effect on the Company's financial condition and results of operations. See "Business."

  RISKS OF CATALOG OPERATIONS. The operation of the Company's direct marketing business is dependent on its ability to prepare catalogs in a timely manner and to maintain the efficient and uninterrupted operation of its order processing and fulfillment systems. Preparation of the Company's catalogs requires the involvement of many different groups within the Company as well as certain outside vendors, and a delay in the completion of any catalog could cause its customers to forego or defer purchases from the Company. Any material disruption or slowdown in the Company's order processing or fulfillment systems, including any resulting from strikes or labor disputes, disruptions in telephone service, electrical outages, mechanical problems, human error or accidents, fire, natural disasters, adverse weather conditions or inadequate order taking or order fulfillment capacity could cause delays in the Company's ability to receive and fulfill orders, could cause orders to be lost or to be shipped or delivered late and could cause customers to cancel orders or refuse to receive goods on account of late shipments. Such problems could result in a reduction in net sales, as well as increased administrative and shipping costs. Any failure by the Company to manage its catalog operations effectively could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Creative Presentation and Catalog Production," "--Inventory Management and Purchasing" and "--Fulfillment."

  POSSIBLE QUARTERLY FLUCTUATIONS IN OPERATING RESULTS. The following factors, among others, could cause the Company's future operating results to fluctuate from quarter to quarter: the timing and size of catalog mailings, the costs of producing and mailing catalogs, customer response to such mailings, the timing of merchandise receipts, merchandise returns, changes in merchandise mix and presentation, the incurrence of other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. The Company's current expense levels are based in part on its expectations of future net sales and, as a result, net income for a given period could be disproportionately affected by any reduction in net sales for that period. There can be no assurance that the Company's net sales in the future will not decrease from past levels or that in some future quarter the Company's net sales or operating results will not be below the expectations of securities analysts and investors. In such event, the Company's financial condition and results of operations and the market price of its Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  COMPETITION. The market for the Company's merchandise is highly competitive. The Company competes with other direct marketers, specialty apparel and accessory retailers and traditional department store retailers. There are few barriers to entry in the women's specialty apparel and accessory market. Moreover, the Company believes that its recent success, as well as the sales growth in the direct marketing industry, has encouraged or will encourage many new competitors. In particular, the Company believes that its J. Jill catalog concept serves an emerging market niche in which competition is limited currently but is likely to increase in the future. Many of the Company's competitors are larger and have substantially greater financial, marketing and other resources than the Company. Due to the Company's participation in a highly competitive business and its relatively short history of profitable operations, there can be no assurance that its sales growth and profitability can or will be sustained in the future. The failure of the Company to compete successfully would materially and adversely affect its financial condition and results of operations. See "Business-- Competition."

  CHANGING CONSUMER PREFERENCES AND FASHION TRENDS. The Company's future success depends in part on its ability to anticipate and respond to changes in consumer preferences and fashion trends in its target customer market. Failure to anticipate and respond to changing consumer preferences and fashion trends would have a material adverse effect on the Company's financial condition and results of operations. The Company begins to make merchandise commitments as early as nine months before the merchandise is available to customers through the Company's catalogs and any changes in consumer preferences or fashion trends after merchandise commitments are made could materially and adversely affect the performance of the catalogs. There can be no assurance that the Company will be able to continue to identify and offer merchandise that appeals to its customer base or that any introduction of new merchandise categories will be successful or profitable. See "Business--Merchandising."

  RISKS ASSOCIATED WITH PRIVATE LABEL MERCHANDISE STRATEGY. In the spring 1997 season, private label merchandise represented approximately three-quarters and one-third of the apparel styles offered in the Company's J. Jill and Nicole Summers catalogs, respectively. The percentage of private label merchandise in
J. Jill is expected to increase. The Company's use of private label merchandise requires it to incur costs and risks relating to the design and purchase of its products, including longer lead times for orders and higher initial purchase commitments, and limits its ability to offer other brands that its customers may seek. The Company's failure to successfully execute its private label merchandise strategy could have a material adverse effect on its financial condition and results of operations. See "Business--Business Strategy" and "--The Company's Catalogs."

  RISKS ARISING FROM USE OF FOREIGN SUPPLIERS. During recent years, the Company has purchased approximately 5% to 15% of its merchandise directly from foreign suppliers, and the Company expects that it will continue to purchase merchandise from foreign suppliers in the future. In recent periods, these foreign suppliers have been primarily located in Hong Kong, Singapore and Israel. In addition, the Company believes that its domestic suppliers may purchase a portion of the goods they sell to the Company from foreign suppliers. Accordingly, the Company's operations are subject to the customary risks of purchasing merchandise abroad, including fluctuations in the value of the currencies, export duties, quotas, work stoppages and, in certain parts of the world, political instability. In particular, suppliers located in Hong Kong, China and the Middle East may be affected by political conditions in these regions, including the recent transition of Hong Kong to the People's Republic of China and political instability in the Middle East. The Company does not currently engage in hedging transactions to reduce its exposure to foreign currency fluctuations. See "Business--Inventory Management and Purchasing."

  DEPENDENCE ON THIRD PARTIES. The Company's ability to distribute catalogs and fulfill orders depends on the performance of third parties such as manufacturers, printers, shipping companies, the United States Postal Service, mailing list vendors and list processing and credit card processing companies. Any interruptions or delays in these services, such as those arising from the recent United Parcel Service strike, could result in delays in catalog or order shipments or an inability to process orders which could materially and adversely affect the Company's financial condition and results of operations. In addition, any perceived inability of the Company to fulfill orders based on conditions affecting the shipping industry generally could reduce demand for the Company's products and result in a reduction in net sales. Although the Company believes that, in general, the goods and services it obtains from third parties could be purchased from other sources, identifying and obtaining substitute goods and services could result in delays in shipments and increased costs to the Company. The Company does not maintain supply contracts with any of its private label or other merchandise vendors. Rather, the Company acquires merchandise via purchase orders that terminate upon completion of the order. During the six months ended June 28, 1997, the Company made approximately 4% of its inventory purchases from one foreign private label vendor. If any significant vendor were to suddenly discontinue its relationship with the Company, the Company could experience temporary delivery delays until such time as a substitute supplier could be found. See "Business."

  DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon Gordon R. Cooke, its President and Chief Executive Officer and the Chairman of its Board of Directors, and certain other current members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company's financial condition and results of operations. The Company does not have employment contracts with any members of its senior management that would prohibit such persons from competing with the Company following the termination of their employment and does not maintain "key man" life insurance on the lives of any members of its senior management. See "Management."

  POTENTIAL INCREASES IN EXTERNAL COSTS. The Company's business is subject to a number of costs that it cannot control, including paper and postage expenses associated with mailing catalogs, shipping charges associated with distributing merchandise to customers and labor costs. The Company's paper costs have historically been volatile and, in particular, increased substantially in 1995. Postage is an expense of the Company which also has experienced significant increases and which can be expected to increase in the future. Although the Company ships the majority of its merchandise through the United States Postal Service, it also ships products through a commercial shipping company. The prices charged by commercial shipping companies can be expected to change from time to time. In addition, the Company's order processing and fulfillment centers are labor intensive operations, and the Company's labor costs could increase as a result of changes in prevailing wages or other factors. Any increase in paper, postage, shipping, labor or other external costs could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  ECONOMIC CONDITIONS. The success of the Company is influenced by a number of economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates and taxation rates. Adverse changes in these economic conditions may restrict consumer spending, thereby negatively affecting the Company's growth and profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS. An element of the Company's growth strategy is to pursue strategic acquisitions that either expand or complement the Company's business. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets. Future acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, the diversion of management's attention from other business concerns, entering markets in which the Company has little or no direct prior experience and the potential loss of key employees of the acquired company. The Company currently has no commitments or agreements with regard to any acquisition. See "Business--Growth Strategy."

  POSSIBLE VOLATILITY OF STOCK PRICE. The Company's stock price has fluctuated substantially since its initial public offering in 1993. There can be no assurance the market price of the Common Stock will not decline below the public offering price set forth on the cover page of this Prospectus. The Company believes factors such as quarterly operating results, changes in market conditions, securities analysts' estimates of future operating results, and the overall performance of the stock market may cause the market price of the Common Stock to fluctuate significantly. The Nasdaq National Market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. See "Price Range of Common Stock."

  STATE TAXES ON SALES. The Company currently collects sales taxes only on sales to its Massachusetts customers. Many states have attempted to require that out-of-state direct marketers collect use taxes on sales of products shipped to their residents. In 1992, the United States Supreme Court held unconstitutional a state's imposition of use tax collection obligations on an out-of-state mail order company whose only significant contacts with the state were the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchased goods by mail or common carriers, but stated that Congress could enact legislation authorizing the states to impose such obligations. In 1995, however, the United States Supreme Court let stand a decision of New York's highest state court requiring an out-of-state catalog company to collect use tax (including a retroactive assessment and penalties) on its mail order sales in the state, where the catalog company's reported contact with New York included a limited number of visits by sales force employees. If Congress enacts legislation permitting states to impose use tax collection obligations on out-of-state mail order businesses, or if the Company otherwise is required to collect additional sales or use taxes, such tax collection obligations would make it more expensive to purchase the Company's products and increase the Company's administrative costs, and could therefore have a material adverse effect on the Company's financial condition and results of operations. See "Business-- Government Regulation."

  ANTITAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS. The Company's Certificate of Incorporation and By-Laws contain provisions that may discourage acquisition bids for the Company or make unsolicited acquisition attempts more difficult. These provisions could prevent an acquisition of the Company at a price that many stockholders find attractive and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "Description of Capital Stock--Antitakeover Effects of Provisions of the Certificate of Incorporation and By-Laws and of Delaware Law."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby are expected to be $12.3 million ($17.5 million if the Underwriters' over-allotment option is exercised in full), based on a public offering price of $13 1/2 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company intends to use a portion of the net proceeds from this offering to fund certain of the costs associated with its recent purchase of a 360-acre parcel of land in Tilton, New Hampshire and the construction of a new fulfillment center at the site. The Company currently estimates that the cost of its new fulfillment center, including land, construction and equipment, will be between $33.0 and $37.0 million. The Company intends to finance the balance of the cost of the fulfillment center by other financing arrangements, which may include, without limitation, one or more of the following: bank financing, a sale-leaseback transaction or government sponsored financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Facilities." The Company intends to use the remainder of the net proceeds, if any, for working capital and other general corporate purposes.

  The Company may also use a portion of the net proceeds of this offering to acquire businesses complementary to that of the Company, although the Company does not currently have any plans, commitments or agreements for any such acquisitions and there can be no assurance that any such acquisitions will be made.

  Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock began trading on the Nasdaq National Market on November 2, 1993. Prior to November 2, 1993, there was no public market for the Common Stock or any other securities of the Company. The Company's Common Stock trades on the Nasdaq National Market under the symbol "DMMC." As of September 1, 1997, the approximate number of holders of record of Common Stock of the Company was 285.

  The following table sets forth, for the periods indicated, the high and low sales prices for the Company's Common Stock as reported on the Nasdaq National Market.

                                                                 HIGH     LOW
                                                                 ----     ---
   CALENDAR YEAR 1994
   Quarter ended September 24, 1994............................. $10      $8 1/4
   Quarter ended December 24, 1994..............................   9       4 1/8
   CALENDAR YEAR 1995
   Quarter ended March 25, 1995.................................   5 1/4   2 1/2
   Quarter ended June 24, 1995..................................   3 3/4   2 1/4
   Quarter ended September 30, 1995.............................   4 1/8   1 7/8
   Quarter ended December 30, 1995..............................   2 5/8   1 7/8
   CALENDAR YEAR 1996
   Quarter ended March 30, 1996.................................   2 7/8   2
   Quarter ended June 29, 1996..................................   5 3/8   2 5/8
   Quarter ended September 28, 1996.............................   4 7/8   2 7/8
   Quarter ended December 28, 1996..............................   4 1/4   3
   CALENDAR YEAR 1997
   Quarter ended March 29, 1997.................................   8 1/8   3 5/8
   Quarter ended June 28, 1997..................................  11 1/4   6 3/4
   Quarter ended September 27, 1997.............................  14 1/4   9 3/4
   Quarter ending December 27, 1997 (through October 29, 1997)..  17 1/8  11 1/2

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the current portion of long-term debt and the capitalization of the Company at June 28, 1997 on an actual basis and as adjusted to give effect to the sale of the 1,000,000 shares of Common Stock offered by the Company hereby at a public offering price of $13 1/2 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds." This information is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus, and should be read in conjunction therewith.

                                                             JUNE 28, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Current portion of long-term debt........................ $    836    $   836
                                                          ========    =======
Long-term debt, less current portion..................... $  4,446    $ 4,446
Stockholders' equity:
 Special preferred stock (par value $0.01) 1,000,000
  shares authorized......................................       --         --
 Common stock (par value $0.01) 15,000,000 shares
  authorized, 4,661,254 shares
  issued and outstanding; 5,661,254 shares issued and
  outstanding as adjusted (1)............................       46         56
 Additional paid-in capital..............................   40,501     52,746
 Unrealized loss on marketable securities................     (122)      (122)
 Accumulated deficit.....................................  (17,008)   (17,008)
                                                          --------    -------
  Total stockholders' equity.............................   23,417     35,672
                                                          --------    -------
   Total capitalization.................................. $ 27,863    $40,118
                                                          ========    =======

--------
(1) Excludes (i) 1,013,381 shares of Common Stock issuable upon exercise of stock options outstanding as of June 28, 1997 at a weighted average exercise price per share of $4.70, (ii) 323,500 shares of Common Stock reserved for future option grants under the Company's 1993 Incentive and Nonqualified Stock Option Plan and (iii) 37,302 shares of Common Stock reserved for issuance under the Company's 1993 Stock Purchase Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated balance sheet data as of June 24, 1995, June 29, 1996, and December 28, 1996 and the selected consolidated statement of operations data for each of fiscal 1994, 1995 and 1996 and for the six months ended December 28, 1996 have been derived from the Company's consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., independent public accountants, included elsewhere in this Prospectus. The selected consolidated balance sheet data as of June 27, 1992, June 26, 1993 and June 25, 1994 and the selected consolidated statement of operations data for the years ended June 27, 1992 and June 26, 1993 have been derived from the Company's consolidated financial statements, which have also been audited by Coopers & Lybrand L.L.P., not included in this Prospectus. The selected consolidated balance sheet data as of December 30, 1995 and June 28, 1997 and the selected consolidated statement of operations data for the six months ended December 30, 1995, June 29, 1996 and June 28, 1997 have been derived from the Company's unaudited consolidated financial statements, which have been prepared on a basis substantially consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operation for these periods. The results of operations for the six months ended June 28, 1997 are not necessarily indicative of the results to be expected for the full fiscal year. The following selected consolidated financial data are qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this Prospectus, and should be read in conjunction therewith and with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                         TRANSITION PERIOD
                                       FISCAL YEAR ENDED                       ENDED        SIX MONTHS ENDED
                          ---------------------------------------------  ------------------ ------------------
                          JUNE 27,  JUNE 26, JUNE 25, JUNE 24, JUNE 29,  DEC. 30,  DEC. 28, JUNE 29,  JUNE 28,
                            1992      1993     1994   1995 (1) 1996 (1)    1995    1996 (2) 1996 (1)    1997
                          --------  -------- -------- -------- --------  --------  -------- --------  --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............  $41,532   $47,510  $63,337  $72,691  $80,585   $39,267   $43,324  $41,318   $57,428
Income (loss) from
 continuing operations
 before income taxes....   (2,411)    1,608    3,604      851      261      (623)    1,072      884     2,862
Income (loss) from
 continuing operations..   (2,411)    1,547    3,269      765      235      (560)   11,563      795     1,746
Net income (loss).......   (2,411)    1,547    3,269      773   (9,350)   (1,158)   11,563   (8,192)    1,746
Income (loss) from
 continuing operations
 per share..............  $ (2.07)  $  0.60  $  0.80  $  0.17  $  0.05   $ (0.13)  $  2.44  $  0.17   $  0.35
Net income (loss) per
 share..................  $ (2.07)  $  0.60  $  0.80  $  0.17  $ (2.11)  $ (0.27)  $  2.44  $ (1.77)  $  0.35
Weighted average shares
 outstanding............    1,167     2,586    4,077    4,610    4,441     4,262     4,736    4,620     5,057
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............  $ 6,935   $ 8,849  $26,923  $31,612  $27,069   $34,694   $38,109  $27,069   $42,995
Working capital.........      737     1,075    9,305    6,315    6,988    11,019    10,662    6,988    13,804
Long-term debt, less
 current portion........    7,219       417      248    3,634    4,380     5,522     4,540    4,380     4,446
Stockholders' equity
 (deficit)..............   (5,962)    1,645   17,861   18,851    9,480    17,729    21,223    9,480    23,417
SELECTED OPERATING DATA:
Catalog circulation.....   24,100    24,000   32,400   40,300   41,600    22,100    18,400   19,500    21,500
Total active customers..      N/A       448      473      579      638       611       657      638       724

--------
(1) In December 1994, the Company purchased certain assets and assumed certain liabilities of Carroll Reed, Inc. and Carroll Reed International Limited. In connection with the purchase, the Company paid $5,031,000 and established accruals totaling $1,180,000. On May 20, 1996, the Company announced its plan to divest its Carroll Reed segment and recorded a charge of $8,511,000 for the loss on disposal of discontinued operations. The results of the Carroll Reed operations through May 20, 1996 have been classified as income (loss) from discontinued operations. See Note B to the accompanying consolidated financial statements.
(2) During the six-month period ended December 28, 1996, the Company recognized a deferred tax benefit of $10,598,000. See Note H to the accompanying consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus, particularly under the caption "Risk Factors."

OVERVIEW

  The Company was incorporated in Delaware in 1987 with funding from venture capital investors to make acquisitions of undervalued and underperforming catalogs. In 1987 and 1988, in a series of unrelated transactions, the Company acquired the assets of various catalogs and related operations. The acquired catalog assets included assets related to the Company's J. Jill, Nicole Summers and The Very Thing! concepts, in addition to other non-apparel catalog concepts. In 1989, the Company decided to focus exclusively on women's apparel, a market in which the Company's management team had extensive experience and which management believed provided substantial growth opportunities. At this time, the Company discontinued the operations of its non-apparel catalog concepts.

  In fiscal 1994, the Company completed its initial public offering and achieved income from continuing operations before income taxes of $3.6 million, or 5.7% of net sales. In fiscal 1995, the Company acquired certain assets and assumed certain liabilities related to the Carroll Reed concept. A combination of significant increases in postage and paper prices, a weak women's apparel market and an overly aggressive circulation strategy led to disappointing earnings for fiscal 1995. Subsequently, the Company's Board of Directors concluded that a new strategic direction was needed and recruited Gordon R. Cooke as President and Chief Executive Officer.

  Since December 1995, under Mr. Cooke's leadership, the Company has repositioned itself as a leading specialty direct marketer of high quality women's apparel, accessories, shoes and gifts by implementing the following strategic initiatives:

  . Introducing a new merchandising approach to position the Company as a fashion authority for its target market;

  . Emphasizing creative presentation and differentiation in merchandise execution as well as circulation management as primary drivers of growth and profitability;

  .  Assembling a management team to support the Company's future growth;

  . Curtailing unproductive cross-mailings to existing customers and reinvesting the resulting circulation cost savings in increased prospecting;

  . Merging the Company's The Very Thing! concept into its Nicole Summers concept in order to increase the operating efficiencies of what had become two very similar catalog concepts with significant overlap in their customer bases and product offerings;

  . Phasing out the operations of the Carroll Reed segment, which was incompatible with the Company's new strategic emphasis;

  . Increasing merchandise offerings to include a greater assortment of accessories, shoes and gifts; and

  . Undertaking marketing and merchandising initiatives to increase sales during traditionally slow periods.

  The Company believes that its recent financial results have begun to demonstrate the successful implementation of these strategic initiatives. During the first six months of 1997, net sales increased 39.0% to $57.4 million from $41.3 million during the corresponding period in 1996 and income from continuing operations rose 119.6% to $1.7 million from $0.8 million during the corresponding period in 1996. During the quarter ended June 28, 1997, net sales increased 52.4% to $32.9 million from $21.6 million during the corresponding quarter in 1996 and income from continuing operations rose 121.1% to $1.2 million from $0.5 million during the corresponding quarter of the prior year. The Company believes that these recently implemented strategic initiatives have positioned it well for future growth.

RECENT OPERATING RESULTS

  The Company had net sales of $31.6 million for the three months ended September 27, 1997, compared to $20.5 million for the three months ended September 28, 1996, representing an increase of 54.1%. During the three months ended September 27, 1997, net income increased to $0.7 million from $0.3 million in the prior year period, an increase of 176.4%, and earnings per share increased to $0.13 from $0.05, an increase of 160.0%. This quarter marked the fifth consecutive quarter of profit improvement as compared to the comparable quarter of the prior year.

RESULTS OF OPERATIONS

  The following table sets forth, for the fiscal periods indicated, certain items from the Company's consolidated statements of operations expressed as a percentage of net sales:

                                                     TRANSITION PERIOD
                             FISCAL YEAR ENDED             ENDED        SIX MONTHS ENDED
                         --------------------------  ------------------ ------------------
                         JUNE 25, JUNE 24, JUNE 29,  DEC. 30,  DEC. 28, JUNE 29,  JUNE 28,
                           1994     1995     1996      1995      1996     1996      1997
                         -------- -------- --------  --------  -------- --------  --------
Net sales...............  100.0%   100.0%   100.0%    100.0%    100.0%   100.0%    100.0%
Costs and expenses:
 Product................   42.7     42.9     43.5      44.0      44.9     43.0      44.3
 Operations.............   16.5     16.9     17.3      17.5      15.9     17.2      17.8
 Selling................   27.4     30.7     30.3      31.6      27.1     29.1      24.6
 General and
  administrative........    7.9      8.3      8.2       8.2       9.3      8.2       8.2
 Interest, net..........   (0.2)      --      0.4       0.3       0.3      0.4       0.1
                          -----    -----    -----     -----     -----    -----     -----
 Income (loss) from
  continuing operations
  before income taxes...    5.7      1.2      0.3      (1.6)      2.5      2.1       5.0
 Provision (benefit) for
  income taxes..........    0.5      0.1       --      (0.2)    (24.2)     0.2       2.0
                          -----    -----    -----     -----     -----    -----     -----
Income (loss) from
 continuing operations..    5.2      1.1      0.3      (1.4)     26.7      1.9       3.0
Income (loss) from
 discontinued
 operations.............     --       --    (11.9)     (1.5)       --    (21.7)       --
                          -----    -----    -----     -----     -----    -----     -----
Net income (loss).......    5.2%     1.1%   (11.6)%    (2.9)%    26.7%   (19.8)%     3.0%
                          =====    =====    =====     =====     =====    =====     =====

 Net Sales

  In fiscal 1995 net sales increased by $9.4 million, or 14.8%, to $72.7 million from $63.3 million in fiscal 1994. Catalog circulation increased by 24.4% to 40.3 million in fiscal 1995 from 32.4 million in fiscal 1994. A soft women's apparel market combined with an industry-wide surge in circulation resulted in net sales growth that fell short of the increase in circulation. The number of active customers grew to 579,000 at the end of fiscal 1995 from 473,000 at the end of fiscal 1994, an increase of 22.4%.

  In fiscal 1996 net sales increased by $7.9 million, or 10.9%, to $80.6 million from $72.7 million in fiscal 1995. Catalog circulation increased by 3.2% to 41.6 million in fiscal 1996 from 40.3 million in fiscal 1995. Fiscal 1996 was a year of transition for the Company. Although the most significant changes to the Company's business strategy were not then in place, the Company had adopted a more selective approach to mailing which enabled it to achieve an increase in net sales that was significant in comparison to the increase in circulation. The number of active customers grew to 638,000 at the end of fiscal 1996 from 579,000 at the end of fiscal 1995, an increase of 10.2%.

  During the six months ended December 28, 1996 net sales increased by $4.0 million, or 10.3%, to $43.3 million from $39.3 million during the six months ended December 30, 1995. Catalog circulation declined by 16.7% to 18.4 million during the six months ended December 28, 1996 from 22.1 million during the six months ended December 30, 1995. The Company advanced the implementation of its new business strategies during the six months ended December 28, 1996. During this period, the first edition of the Nicole Summers catalog after the combination of the Nicole Summers and The Very Thing! concepts was mailed, and third mailings of catalog editions were eliminated. The impact of the new business strategies was dramatic, as net sales increased despite a significant reduction in circulation. The number of active customers grew to 657,000 at December 28, 1996 from 611,000 at December 30, 1995, an increase of 7.5%.

  During the six months ended June 28, 1997 net sales increased by $16.1 million, or 39.0%, to $57.4 million from $41.3 million during the six months ended June 29, 1996. Catalog circulation increased by 10.3% to 21.5 million during the six months ended June 28, 1997 from 19.5 million during the six months ended June 29, 1996. By January 1997 all of the strategic initiatives described above were in place, making the six months ended June 28, 1997 the first period to fully benefit from these initiatives. The number of active customers grew to 724,000 at June 28, 1997 from 638,000 at June 29, 1996, an increase of 13.5%.

 Product

  Product costs consist primarily of merchandise acquisition costs (net of term discounts and advertising allowances), including freight costs, and provisions for markdowns. In fiscal 1995 product costs increased by $4.2 million, or 15.4%, to $31.2 million from $27.0 million in fiscal 1994. As a percentage of net sales, product costs increased to 42.9% in fiscal 1995 from 42.7% in fiscal 1994. This slight increase in product costs as a percentage of net sales was primarily due to an increase in the Company's overstock liquidation activity, offset to some extent by improved margins from the Company's growing private label business.

  In fiscal 1996 product costs increased by $3.8 million, or 12.3%, to $35.0 million from $31.2 million in fiscal 1995. As a percentage of net sales, product costs increased to 43.5% in fiscal 1996 from 42.9% in fiscal 1995. This increase in product costs as a percentage of net sales was primarily attributable to a more competitive pricing environment in the women's apparel market.

  During the six months ended December 28, 1996 product costs increased $2.1 million, or 12.5%, to $19.4 million from $17.3 million during the six months ended December 30, 1995. As a percentage of net sales, product costs increased to 44.9% during the six months ended December 28, 1996 from 44.0% during the six months ended December 30, 1995. A continuation of the pricing pressures experienced in fiscal 1996 was responsible for this increase in product costs as a percentage of net sales.

  During the six months ended June 28, 1997 product costs increased $7.6 million, or 43.0%, to $25.4 million from $17.8 million during the six months ended June 29, 1996. As a percentage of net sales, product costs increased to 44.3% during the six months ended June 28, 1997 from 43.0% during the six months ended June 29, 1996. This increase in product costs as a percentage of net sales was primarily attributable to increased promotional activity, as the Company introduced a new edition of the Nicole Summers catalog designed to compete directly with late-in-the-season retail store offerings. This new catalog edition has provided the Company with an opportunity to increase sales during a traditionally slow period by offering new merchandise at value prices while at the same time serving as an additional vehicle for liquidating overstocked in-season merchandise.

 Operations

  Operating expenses consist primarily of order processing costs, such as telemarketing, customer service, fulfillment, shipping, warehousing and credit card processing costs. In fiscal 1995 operating expenses increased by $1.9 million, or 17.6%, to $12.3 million from $10.4 million in fiscal 1994. As a percentage of net sales, operating expenses increased to 16.9% in fiscal 1995 from 16.5% in fiscal 1994. This increase in operating expenses as a percentage of net sales was primarily attributable to higher occupancy costs associated with the Company's then recently expanded fulfillment center in Meredith, New Hampshire.

  In fiscal 1996 operating expenses increased by $1.7 million, or 13.6%, to $14.0 million from $12.3 million in fiscal 1995. As a percentage of net sales, operating expenses increased to 17.3% in fiscal 1996 from 16.9% in fiscal 1995. This increase in operating expenses as a percentage of net sales was primarily attributable to operational inefficiencies at the Company's fulfillment center.

  During the six months ended December 28, 1996 operating expenses increased by 0.8% to $6.9 million as compared to the six months ended December 30, 1995. As a percentage of net sales, operating expenses declined to 15.9% during the six months ended December 28, 1996 from 17.5% during the six months ended December 30, 1995. When the operational inefficiencies at the Company's fulfillment center became apparent in fiscal 1996, the Company embarked upon a detailed review and reengineering of its order processes and delivery mechanisms. This reengineering effort resulted in the decrease in operating expenses as a percentage of net sales during the six months ended December 28, 1996 compared to the same period of the prior year.

  During the six months ended June 28, 1997 operating expenses increased
$3.1 million, or 44.0%, to $10.2 million from $7.1 million during the six months ended June 29, 1996. As a percentage of net sales, operating expenses increased to 17.8% during the six months ended June 28, 1997 from 17.2% during the six months ended June 29, 1996. This increase in operating expenses as a percentage of net sales was caused in part by higher than anticipated demand levels for the Company's products, which resulted in order processing inefficiencies and increased back order processing costs, including higher postage and handling charges from increased packages per order, and by changes in the mix of products sold. The Company anticipates that these trends will continue at least until the Company's planned new fulfillment center in Tilton, New Hampshire becomes fully operational. The Company also anticipates that operating expenses will increase as a percentage of net sales as a result of the operation of its Meredith fulfillment center at or near capacity and the operation of multiple fulfillment centers.

 Selling

  Selling expenses consist primarily of the cost to produce, print and distribute catalogs. In fiscal 1995 selling expenses increased by $4.9 million, or 28.3% to $22.3 million from $17.4 million in fiscal 1994. As a percentage of net sales, selling expenses increased to 30.7% in fiscal 1995 from 27.4% in fiscal 1994. During the latter half of fiscal 1995 the Company experienced higher costs, as U.S. Postal Service rates and paper prices increased. The impact of these increases on selling expenses as a percentage of net sales was exacerbated by net sales growth that fell short of catalog circulation growth.

  In fiscal 1996 selling expenses increased by $2.1 million, or 9.4%, to $24.4 million from $22.3 million in fiscal 1995. As a percentage of net sales, selling expenses declined to 30.3% in fiscal 1996 from 30.7% in fiscal 1995. As a result of the Company's more selective circulation strategy during fiscal 1996, this decline on a percentage basis was accomplished even though postage and paper cost increases were in effect for all of fiscal 1996 versus only the latter half of fiscal 1995.

  During the six months ended December 28, 1996 selling expenses decreased by $0.7 million, or 5.5%, to $11.7 million from $12.4 million during the six months ended December 30, 1995. As a percentage of net sales, selling expenses decreased to 27.1% during the six months ended December 28, 1996 from 31.6% during the six months ended December 30, 1995. This decrease in selling expenses as a percentage of net sales reflects the impact of the new business strategies which the Company was implementing during this period.

  During the six months ended June 28, 1997 selling expenses increased by $2.1 million, or 17.8%, to $14.1 million from $12.0 million during the six months ended June 29, 1996. As a percentage of net sales, selling expenses decreased to 24.6% during the six months ended June 28, 1997 from 29.1% during the six months ended June 29, 1996. The impact of the full implementation of the Company's new business strategies as well as lower paper prices resulted in this decline in selling expenses as a percentage of net sales. The Company does not expect further decreases in selling expenses as a percentage of net sales.

 General and Administrative

  General and administrative expenses consist primarily of executive, marketing, information systems and finance expenses. In fiscal 1995 general and administrative expenses increased by $1.0 million, or 20.6%, to $6.0 million from $5.0 million in fiscal 1994, primarily as a result of the expansion of the Company's marketing and information systems departments. As a percentage of net sales, general and administrative expenses increased to 8.3% in fiscal 1995 from 7.9% in fiscal 1994.

  In fiscal 1996 general and administrative expenses increased by $0.6 million, or 9.9%, to $6.6 million from $6.0 million in fiscal 1995, primarily due to the Company's decision to broaden and strengthen its management team. As a percentage of net sales, general and administrative expenses declined slightly to 8.2% in fiscal 1996 from 8.3% in fiscal 1995.

  During the six months ended December 28, 1996 general and administrative expenses increased by $0.8 million, or 26.2%, to $4.0 million from $3.2 million during the six months ended December 30, 1995, primarily as a result of performance bonuses and additions to the management team. As a percentage of net sales, general and administrative expenses increased to 9.3% during the six months ended December 28, 1996 from 8.2% during the six months ended December 30, 1995.

  During the six months ended June 28, 1997 general and administrative expenses increased by $1.3 million, or 39.4%, to $4.7 million from $3.4 million during the six months ended June 29, 1996. This increase is primarily attributable to performance bonuses, increased management infrastructure, increased outside consulting fees related to various systems and facilities projects and increased depreciation and occupancy costs. As a percentage of net sales, general and administrative expenses remained unchanged at 8.2% during the six months ended June 28, 1997 and the six months ended June 29, 1996.

 Income Taxes

  The Company provides for income taxes at an effective tax rate that includes the full federal and state statutory tax rates. Prior to December 1996, the Company reduced the income tax provision recorded in its financial statements by recording a tax benefit associated with its net deferred tax assets, primarily net operating loss carryforwards ("NOLs"). Because of the uncertainty surrounding the realizability of these assets, the Company placed a valuation allowance against the entire balance of its net deferred tax assets. As a result, the associated tax benefit was recognized as income was earned, resulting in a significantly lower effective tax rate for all periods reported prior to December 1996.

  In December 1996, the Company performed a detailed analysis of the future taxable income levels required for the Company to fully realize the benefit of its net deferred tax assets. This analysis considered several factors, including the historical taxable income trends since fiscal 1993, exclusive of a taxable loss generated in fiscal 1996 by the Company's discontinued Carroll Reed segment, management's demonstrated ability to increase the Company's active customer database and the implementation of the Company's new strategic business initiatives. Based on this analysis, the Company determined that it was more likely than not that the Company would earn sufficient book and taxable income to fully realize the benefit of its deferred tax assets. This determination required the Company to remove the valuation allowance and recognize the deferred tax benefit of $10.6 million at December 28, 1996 in its entirety. No assurance can be given, however, that the Company will achieve taxable income sufficient to realize the full benefit of its deferred tax assets.

  Because, for financial statement purposes, the benefit associated with the Company's deferred tax assets has been fully realized, the Company's effective tax rate can no longer be reduced by the recognition of this tax benefit over future periods of income generation. As a result, the Company's tax provision is substantially larger in fiscal 1997 than in the prior year. Cash payments for income taxes continue to be reduced by available NOLs, which results in cash payments which are significantly less than the income tax provision recorded for financial statement purposes during fiscal 1997. See Note H to the accompanying consolidated financial statements.

 Discontinued Operations

  On May 20, 1996, the Company announced its plan to divest its Carroll Reed segment due to the incompatibility of the customer base and product line of this segment with those of its other segment. Accordingly, the Carroll Reed segment has been accounted for as a discontinued operation, and all assets, liabilities, results of operations and cash flows associated with the Carroll Reed segment have been segregated from those associated with continuing operations. In connection with this divestiture, the Company recorded a charge of $8.5 million in fiscal 1996 for the loss on disposal of discontinued operations, consisting of $5.3 million related to the write-off of the remaining unamortized intangible assets and $3.2 million for expected losses during the phase-out period. The results of the Carroll Reed operations through May 20, 1996 have been classified as income (loss) from discontinued operations. Since May 20, 1996, the results of this discontinued operation have been charged to the liability for expected losses established in connection with the divestiture and have had no impact on the Company's operating results. As of June 28, 1997, the Company had completed the phase-out of its Carroll Reed segment and had utilized its reserve for expected losses.

QUARTERLY RESULTS

  The following table presents unaudited quarterly financial information for calendar 1995, calendar 1996 and the first six months of calendar 1997. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the results for such periods.

                                                       QUARTER ENDED
                                           --------------------------------------
                                           MARCH 25, JUNE 24,  SEPT. 30, DEC. 30,
                                             1995      1995      1995      1995
                                           --------- --------  --------- --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................   $19,704  $19,561    $22,312  $16,955
Income (loss) from continuing operations.       180       89       (274)    (286)
Net income (loss)........................       120      157       (667)    (491)
Income (loss) from continuing operations
 per share...............................   $  0.04  $  0.02    $ (0.06) $ (0.07)
Net income (loss) per share..............   $  0.03  $  0.03    $ (0.15) $ (0.12)
                                                       QUARTER ENDED
                                           --------------------------------------
                                           MARCH 30, JUNE 29,  SEPT. 28, DEC. 28,
                                             1996      1996      1996      1996
                                           --------- --------  --------- --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................   $19,736  $21,582    $20,541  $22,783
Income from continuing operations........       250      545        250   11,313
Net income (loss)........................       264   (8,456)       250   11,313
Income from continuing operations per
 share...................................   $  0.06  $  0.11    $  0.05  $  2.38
Net income (loss) per share..............   $  0.06  $ (1.79)   $  0.05  $  2.38

                                                                QUARTER ENDED
                                                              -----------------
                                                                         JUNE
                                                              MARCH 29,   28,
                                                                1997     1997
                                                              --------- -------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                    DATA)
Net sales....................................................  $24,543  $32,885
Income from continuing operations ...........................      541    1,205
Net income...................................................      541    1,205
Income from continuing operations per share..................  $  0.11  $  0.23
Net income per share.........................................  $  0.11  $  0.23

LIQUIDITY AND CAPITAL RESOURCES

  During the six months ended June 28, 1997, the Company funded its working capital needs through cash generated from operations and through use of its credit facilities. The Company used working capital to support costs incurred in advance of revenue generation, primarily inventory acquisition and catalog development, production and mailing costs incurred prior to the beginning of each selling season. The Company has two selling seasons which correspond to the fashion seasons. The Fall season begins in July and ends in December, and the Spring season begins in January and ends in early July.

  During the second quarter of fiscal 1997, the Company refinanced its existing debt by entering into a loan agreement with a new bank. The aggregate principal availability under the new loan agreement totals $13.8 million. At June 28, 1997, the credit facilities provided for in the new loan agreement consisted of (i) a $1.7 million interim loan (the "Interim Loan"); (ii) a $3.6 million term loan (the "Term Loan"); (iii) a $6.0 million revolving line of credit (the "Revolver"); and (iv) a $2.5 million line for the issuance of commercial letters of credit (the "Letter of Credit Line"). All of the credit facilities under the new loan agreement are collateralized by a first lien mortgage on the Company's operations and fulfillment center in Meredith, New Hampshire and a security interest in substantially all assets of the Company other than its marketable securities. The Term Loan is also collateralized by the Company's marketable securities. The terms of the new loan agreement contain various lending conditions and covenants, including restrictions on permitted liens and required compliance with certain financial coverage ratios.

  The Interim Loan was replaced by a $1.7 million real estate loan (the "Real Estate Loan") on July 30, 1997. The Real Estate Loan is collateralized by a first lien mortgage on the Company's operations and fulfillment center in Meredith, New Hampshire and a security interest in substantially all assets of the Company other than its marketable securities. Payments on the Real Estate Loan are due monthly, based on a 15-year amortization, with the remaining balance payable on July 30, 2002. Interest on the Real Estate Loan is fixed at 6.81% per annum until August 31, 1999, at which time the Company may select from several interest rate options. Payments on the Term Loan are due quarterly commencing on September 2, 1997 through its maturity on June 1, 2002. The Term Loan provides for several interest rate options. At June 28, 1997 the Term Loan bore interest at 7.28% per annum. Both the Revolver and the Letter of Credit Line expire on June 1, 1999. The Revolver also provides for several interest rate options. There were no outstanding Revolver borrowings at June 28, 1997. Outstanding letters of credit at June 28, 1997 totaled approximately $1.7 million. For additional information regarding the Company's credit facilities and the amounts outstanding thereunder, see Note D to the accompanying consolidated financial statements.

  The Company is currently negotiating an amendment to its credit facilities that would, among other things, increase the aggregate principal availability thereunder from $13.8 million to $18.1 million, include the Company's recently purchased land in Tilton, New Hampshire as additional collateral for all borrowings thereunder and combine the Revolver and Letter of Credit Line into a single $8.5 million facility.

  The Company had considerably more liquidity at June 28, 1997 than at June 29, 1996, as cash and cash equivalents totaled $6.4 million versus $0.2 million at these respective dates. Cash used in investing activities was $0.6 million for the six months ended June 28, 1997 and $1.6 million for the six months ended June 29, 1996. Capital investments for both periods included additions to property and equipment. In fiscal 1996, investing activities included a final payment for the Carroll Reed purchase. Net cash used in investing activities in fiscal 1995 consisted of cash outlays for property and equipment in connection with the completion of the Company's office and distribution facility expansion and the initial Carroll Reed payment, reduced by cash proceeds from the sale of marketable securities.

  Inventory levels at June 28, 1997 were only 3.8% higher than at June 29, 1996, primarily due to the timing of receipts of fall season merchandise. Prepaid catalog expenses at June 28, 1997 were 6.8% lower than at June 29, 1996. This decline is primarily attributable to lower paper inventory balances on hand at June 28, 1997 than at June 29, 1996.

  Subsequent to June 28, 1997, the Company purchased approximately 360 acres of land in Tilton, New Hampshire for approximately $4.2 million. The site is intended to house a new fulfillment center expected to be operational by early 1999. The estimated cost of this new facility, including land, construction and equipment, ranges from $33.0 to $37.0 million. The Company intends to finance the cost of the fulfillment center with a portion of the net proceeds of this offering and by other financing arrangements, which may include, without limitation, bank financing, a sale-leaseback transaction or government sponsored financing. The Company is also in the process of upgrading its information systems, including implementing new order management and warehouse management systems. Total expenditures for this purpose are estimated at approximately $3.0 million, of which approximately $0.4 million had been spent as of June 28, 1997.

  The net proceeds of this offering, the Company's existing credit facilities and cash flows from operations are expected to be sufficient to provide the capital resources necessary to support the Company's capital and operating needs (not including the new fulfillment center) for at least the next twelve months.

RECENT ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share" which modifies the way in which earnings per share ("EPS") is calculated and disclosed. Currently, the Company discloses primary and fully diluted EPS. SFAS 128 requires the disclosure of basic and diluted EPS for financial statements issued for periods ending after December 15, 1997. The restatement of all prior period EPS data presented is also required upon adoption. Basic EPS excludes potentially dilutive securities and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS, similar to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock that then shared in the earnings of the entity. Early application of SFAS 128 is not permitted. See Note A to the accompanying consolidated financial statements.

                                   BUSINESS

  DM Management is a leading specialty direct marketer of high quality women's apparel, accessories, shoes and gifts. The Company currently markets its products through two discrete catalog concepts, J. Jill and Nicole Summers. These concepts are designed to appeal to active, affluent women age 35 and older, with each concept aimed at a distinct lifestyle segment within this demographic group. DM Management's objective is to be a fashion authority for its target market. The Company seeks to distinguish its catalogs and reinforce the brand identity of the J. Jill and Nicole Summers names through exclusive private label merchandise offerings, a broad assortment of extended sizes, "total look" wardrobing and editorial lifestyle photography.

  Since December 1995, the Company has assembled a new management team with significant experience in the catalog industry and has made important changes to its creative, merchandising and marketing strategies. In addition to the recruitment of Gordon R. Cooke to be its new President and Chief Executive Officer, the broadening and strengthening of the Company's management team has included the addition of an Executive Vice President of Marketing and a Vice President--Creative Director and the appointment of a Senior Vice President for the Nicole Summers concept and a Vice President for the J. Jill concept. The new management team has implemented a business strategy in which creative presentation and differentiation in merchandise execution, in addition to circulation management, are primary elements of growth and profitability. Distinctive creative elements have been introduced for both the Nicole Summers and J. Jill catalog concepts, including the use of artwork for covers and editorial lifestyle photography throughout the catalogs. In addition, the Company has continued to focus on certain core competencies that it has developed over the past ten years, including the ongoing expansion of its private label and extended size merchandise offerings. The Company has combined these creative and merchandising strategic initiatives with a shift in circulation strategy designed to curtail unproductive cross-catalog mailings to existing customers and has reinvested the resulting circulation cost savings in increased prospect mailings. The Company believes that these changes in management and strategy have strengthened the competitive position of its two catalog concepts and positioned the Company for continued growth.

  Since beginning to implement these strategic initiatives, the Company has experienced five consecutive quarters of dramatic profit improvement as compared to the comparable quarter of the prior year. Most recently, in the quarter ended September 27, 1997 net sales increased 54.1% to $31.6 million from $20.5 million during the corresponding quarter of the prior year and net income rose 176.4% to $0.7 million from $0.3 million during the corresponding quarter of the prior year.

INDUSTRY BACKGROUND

  The direct marketing industry in general has experienced significant growth during the past five years. The Company estimates, based on industry data, that consumer catalog sales reached approximately $46 billion in 1996, up from approximately $32 billion in 1991, and could reach approximately $63 billion by 2001. The Company believes that growth in catalog sales is being driven primarily by continued consumer response to the ease and convenience of shopping at home. It is estimated that approximately 59% of adults in the United States made a purchase from a catalog in 1995. Based on industry data, the Company estimates that catalog sales of women's apparel totaled over $7.9 billion in 1996, and that total sales of women's apparel in 1996 were approximately $84 billion.

  The Company's target market is one of the largest and fastest growing population segments in the United States. U.S. Census bureau estimates indicate that the number of women age 35 and older will increase by approximately 11% by the year 2005 as compared to an increase of approximately 7% for the general population. This age group currently accounts for approximately 26% of the total United States population. The Company believes that the large proportion of working women in its target customer group, and their generally active lifestyles, make the group particularly responsive to the convenience of catalog shopping.

BUSINESS STRATEGY

  DM Management's objective is to be a fashion authority for its target market. The Company seeks to combine the personal experience of shopping at an upscale specialty retailer with the ease and convenience of shopping at home by offering an edited assortment of high quality products in vibrant, easy-to-read catalogs. The key elements of the Company's business strategy are set forth below:

  Brand building. The Company believes that it has a significant opportunity to build the brand identity of each of its catalog concepts within its target market. The Company seeks to enhance brand identity by developing strong relationships with its customers that foster loyalty and increase repeat purchases. The consistent application of unique creative and merchandising techniques tailored to create a signature style for each catalog concept is a central element of this effort, as is an emphasis on superior customer service.

  Large target market. The Company focuses on a target market of active, affluent women age 35 and older. The median household income of repeat customers participating in a recent Company survey was in excess of $70,000. Each of the Company's catalog concepts is designed to appeal to the lifestyle needs of a distinct demographic group within the Company's larger target market. The Company believes that the active lifestyles of its target customers make the convenience of catalog shopping particularly appealing to them.

  Well differentiated merchandise offerings. The Company believes that its distinctive approach to merchandising enhances its position as a fashion authority to its target customers. Key components of the Company's merchandising strategy include:

  . Private label program. The Company offers private label merchandise, principally apparel, through each of its catalog concepts. In the spring 1997 season, private label merchandise represented approximately three-quarters and one-third of the apparel styles offered in the J. Jill and Nicole Summers catalogs, respectively. Most private label merchandise is exclusive to DM Management, which the Company believes reinforces each catalog concept's role as a fashion authority to its target customers and enhances the brand identity of the J. Jill and Nicole Summers names.

  . Extended sizes. In addition to offering regular sizes from 4 to 20, the Company offers a broad assortment of apparel in petite and large sizes in the same styles as its regular size offerings. Management believes that the Company has particular expertise in scaling fashionable regular size merchandise to be attractively worn by extended size customers, and that these hard to fit customers currently have few attractive catalog or retail shopping alternatives. In the spring 1997 season, extended size apparel offerings accounted for 37% of total merchandise offerings.

  . "Total look" wardrobing. The Company's "total look" wardrobing approach seeks to satisfy the lifestyle needs of its target customers by offering a coordinated selection of apparel, accessories and shoes to outfit them from head to toe. Management believes that this approach builds brand identity while increasing the Company's potential share of household spending dollars.

  Distinctive creative presentation. The Company's catalogs are its primary vehicles for communicating with its customers. The creative presentation of each catalog is a crucial factor in attracting customer attention, stimulating purchases, projecting differentiation in the marketplace and building brand identity. The signature style of each catalog is enhanced by the use of editorial lifestyle photography that presents merchandise in settings in which the Company's target customers might find or imagine themselves and by other distinctive catalog design elements such as thematic merchandise spreads highlighting particular colors or fabrics.

  Investment in management and infrastructure. The Company is committed to investments in management and in physical and systems infrastructure in order to support its anticipated future growth, serve its customers, improve operating efficiencies and respond to strategic opportunities. Since December 1995, the Company has made significant investments in management, and it intends to make additional significant investments in systems and facilities. The Company has recently purchased approximately 360 acres of land in Tilton, New Hampshire, which is intended to house a new fulfillment center. This facility is expected to be operational by early 1999. The Company is also currently in the process of upgrading its information systems. See "--Fulfillment," "--Information Systems and Technology," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

GROWTH STRATEGY

  The Company's growth strategy is focused on building productive long-term relationships with its current and prospective customers. DM Management believes that it has significant opportunities to increase sales and profitability by offering a portfolio of brands catering to the upscale lifestyle needs of the Company's target customers. The key elements of the Company's growth strategy are set forth below:

  Continue to expand customer base at profitable levels. The Company seeks to strike a balance between prospecting for new customers and efficiently generating revenue from existing customers. In planning its circulation strategy for each season, the Company uses sophisticated statistical modeling techniques to analyze existing and prospective customer databases and develop targeted marketing programs designed to optimize response rates while increasing the active customer list. The Company plans to significantly increase prospecting for its J. Jill catalog concept over the near term.

  Introduce new merchandise categories. The Company believes that it can further develop the lifestyle themes and maintain "freshness" within the J. Jill and Nicole Summers concepts by expanding offerings in existing merchandise categories or by adding new merchandise categories. For example, in the 1996 Nicole Summers Holiday catalog, the Company introduced gift items, including products from such high end brands as Baccarat and Waterford. The Company believes that the addition of new merchandise categories has enhanced the lifestyle messages of its catalogs and thereby contributed to recent improvements in sales and profitability.

  Develop or acquire complementary catalog concepts. The Company believes that it has the potential to capitalize on its expertise in serving active, affluent women by acquiring or internally developing new catalog concepts that cater to its target customers. The Company currently has no commitments or agreements with regard to any acquisition.

  Expand into other distribution channels. While the Company currently has no plans to expand beyond its current distribution channels, management recognizes that it may be appropriate to do so in the future. For example, the Company might selectively open retail stores to support its brand building efforts. In addition, the Company tests national advertising from time to time and monitors developments in electronic shopping. The Company believes its operational infrastructure will position it to take advantage of on-line ordering of merchandise, if and when it becomes commercially viable to do so.

THE COMPANY'S CATALOGS

  The Company currently markets its products through two discrete catalog concepts, J. Jill and Nicole Summers.

  J. Jill. The J. Jill concept is characterized by the simple, comfortable style of its apparel offerings, which range from relaxed career wear to weekend wear. These apparel offerings are predominantly private label, with emphasis on natural fibers and creative details. The J. Jill concept's target customers are active, affluent women age 35 to 55. The median household income of repeat J. Jill customers who participated in a recent Company survey was approximately $78,000. Results of the survey also suggest that the J. Jill concept appeals in particular to working women with families at home, who have hectic lifestyles involving many and varied daily activities. In the spring 1997 season, approximately three-quarters of the apparel styles offered through J. Jill catalogs were private label. Most private label merchandise is designed specifically for sale under the J. Jill label. The use of editorial lifestyle photography that presents merchandise in settings in which the Company's target customers might find or imagine themselves is an important element of the creative and merchandising strategy for the J. Jill concept.

  The Company acquired the J. Jill concept in 1987. Since January 1996 J. Jill has undergone a repositioning of its merchandising, marketing and creative strategies which has resulted in substantial sales and profit growth. During the six months ended June 28, 1997, J. Jill net sales accounted for approximately 42% of the Company's total net sales, up from approximately 24% for the comparable period of the prior year. The Company believes that this growth is being driven by the emerging market for more casual apparel, particularly for the workplace, and the need active, working women have for comfortable, versatile clothing. The Company also believes that this market has not been well served by other direct marketers or retailers.

  Nicole Summers. The Nicole Summers concept is characterized by its edited assortment of updated classic apparel. Its target customers are affluent women age 45 and older who have an active but formal lifestyle and, most importantly, are younger in their outlook than their peers in previous generations. The median household income of repeat Nicole Summers customers who participated in a recent Company survey was approximately $70,000. Nicole Summers catalogs feature an assortment of suits and sportswear from well respected resources such as Ruth Norman, Castleberry Knits, Adrianna Papell, Adrienne Vittadini, Bleyle and Leo Narducci, complemented by private label merchandise designed expressly for more mature women. The creative approach for the Nicole Summers concept includes the use of editorial lifestyle photography and cover pages with distinctive artwork.

  The Company acquired the Nicole Summers concept in 1988. In March 1996 the Company began the process of merging its The Very Thing! concept, also acquired in 1988, into the Nicole Summers concept as part of a strategic repositioning of its catalogs. Since January 1996, the merchandise assortment and creative presentation in the Nicole Summers catalogs have been updated in a continuing effort to align the concept with the changing tastes and evolving lifestyle needs of its target customer group. The Company believes that the "modern 50 year old" customer is not well served by the direct marketers and department stores that have traditionally served older women and that the design and creative presentation of the Nicole Summers catalogs differentiate the concept in its target market. Management believes that the updating of the Nicole Summers catalogs since the beginning of 1996 has contributed significantly to the concept's improved growth and profitability.

CREATIVE PRESENTATION AND CATALOG PRODUCTION

  The Company's catalogs are its primary vehicles for communicating with its customers. The creative presentation of each catalog is a crucial factor in attracting customer attention, stimulating purchases, projecting differentiation in the marketplace and building brand identity.

  The objective of the Company's creative approach for each of its catalogs is to present merchandise in a vibrant, easy-to-read format with a visual style appropriate for the sophistication of the merchandise and the expectations of the target customers. Management believes that the use of distinctive catalog design techniques such as editorial lifestyle photography and thematic merchandise spreads highlighting particular colors or fabrics helps to create the signature style of its catalog concepts and establish their position as fashion authorities for their target customers. The Company's catalogs showcase merchandise in settings in which their customers might find or imagine themselves, in order to heighten the customers' identification with the concept and affinity for its merchandise offerings. The Company's catalogs are also designed to enhance customer convenience through easy-to-read layouts, coordinated merchandise placement and the Company's "total look" wardrobing approach. Management believes that the Company's strategy of presenting merchandise in real life settings also helps to differentiate it from store-front retailers.

  The Company devotes substantial resources to the design and production of each edition of its catalogs. After an initial conceptualization meeting, the creative and merchandising teams work closely together on catalog design, merchandise selection and presentation and catalog print production. The materials and direction necessary to produce each catalog are then delivered to the Company's production team approximately eight weeks before the initial mailing date of the catalog. The production team creates the electronic files used to print the catalog and plans and manages the printing and catalog distribution processes. The production team ensures that photographs appearing in the Company's catalogs accurately depict merchandise characteristics such as color and texture. Catalog production takes place in-house using desktop publishing systems. As a result, the Company can adjust catalog layout until approximately two weeks before the planned initial mailing date, allowing the Company to react to current market and sales trends by adjusting content and presentation of catalogs while they are in production. All of the Company's catalogs are printed commercially under the Company's supervision.

MARKETING AND CUSTOMER DATABASE MANAGEMENT

  The Company's marketing and customer database management strategy is designed to attract new customers and generate additional sales from existing customers. In the Company's experience, concentrating mailings on existing customers generally results in higher response rates and more profitable operations than mailings to prospective customers. However, prospecting for new customers is necessary to support future growth. In developing a circulation strategy for each catalog, the Company seeks to strike a balance between these two objectives.

  At June 28, 1997, the Company's customer database contained approximately
2.2 million individual customer names, including approximately 724,000 individuals who had made a purchase within the previous 24 months. The Company estimates that approximately two-thirds of these active customers have made multiple purchases from the Company. DM Management stores detailed information on each of its customers, including demographic data and purchase history. The database is updated on a weekly basis. To determine which of its customers will receive a particular catalog mailing, the Company analyzes this information using sophisticated statistical modeling techniques. The Company's customer database is maintained off-site by a service bureau which sorts and processes the information in accordance with instructions from the Company. The Company's agreement with the service bureau requires the service bureau to safeguard the confidentiality of the Company's database. Additionally, the Company uses customer research techniques such as focus groups and quantitative surveys to assess customer perceptions of its catalog concepts and their competitors, in order to help set distinctive marketing, merchandising and creative strategies appropriate for each catalog concept.

  The Company acquires lists of prospective customers by rental or exchange and from a database cooperative and other sources. The Company also occasionally purchases lists of prospective customers. The most productive prospects tend to come from the customer lists of other women's apparel catalogs, including direct competitors. The Company rents its list of customers to and exchanges it with others, including direct competitors. To determine which prospective customers will receive a particular catalog mailing, the Company analyzes available information concerning such prospects using the same types of sophisticated statistical modeling techniques used to target mailings to the Company's own customers.

  As part of its customer retention program and brand building strategy, DM Management introduced its own private label credit card in September 1995. The Company believes that this credit card reinforces the Company's relationship with existing customers and promotes additional purchases by these customers. During the first half of 1997, approximately 9% of net sales were attributable to purchases made using the Company's private label credit card. At June 28, 1997 there were approximately 54,000 holders of the Company's private label credit card. The credit card program is currently administered by SPS Payment Systems, Inc., a fee-based outside vendor who bears the credit risk associated with the credit card without recourse to the Company.

MERCHANDISING

  The Company provides an edited assortment of high quality merchandise designed to meet the tastes and serve the lifestyle needs of its target customers. Each of the Company's catalog concepts has its own merchandise selection staff. In addition to apparel, which accounted for approximately 90% of gross sales in the spring 1997 season, the Company's catalogs also offer a selection of seasonal items, gifts and other products selected with the specific lifestyle profiles of J. Jill and Nicole Summers target customers in mind.

  The Company's catalogs offer both brand name and private label merchandise. In the spring 1997 season, approximately three-quarters of the apparel styles offered through J. Jill catalogs were private label, and this percentage is expected to increase. During the same period, approximately one-third of the apparel styles offered through Nicole Summers catalogs were private label. No significant change is expected in the percentage of private label apparel included in the Nicole Summers catalog concept. Private label merchandise is manufactured to the Company's detailed specifications by foreign vendors, primarily located in Hong Kong, Singapore and Israel, in addition to domestic vendors. Brand name products are selected from the regular offerings of the Company's vendors. See "Risk Factors--Risks Associated with Private Label Merchandise Strategy," "--Risks Arising from Use of Foreign Suppliers" and "-- Dependence on Third Parties."

  Both the J. Jill and Nicole Summers catalogs offer a wide assortment of merchandise in petite and large sizes, in the same styles as their regular sized offerings. In the spring 1997 season, extended size apparel offerings accounted for 37% of total merchandise offerings.

  DM Management's catalogs feature a "total look" wardrobing approach which presents a coordinated selection of apparel and related items including sportswear, dresses, suits, coats, swimwear, shoes and accessories intended to outfit the customer from head to toe. Management believes that this approach builds brand identity while increasing the Company's potential share of household spending dollars.

INVENTORY MANAGEMENT AND PURCHASING

  The Company's inventory management systems are designed to maintain inventory levels that provide optimum in-stock positions and maximum inventory turnover rates while minimizing the amount of unsold merchandise at the end of each selling season. To achieve this goal, the Company seeks to schedule merchandise deliveries and inventory amounts to conform to expected sales levels.

  The Company follows an interdepartmental approach to the inventory planning process. Conceptual planning for each principal catalog edition begins approximately nine months in advance of its initial mailing. Early in the process the Company's inventory control, marketing, creative and merchandising teams meet to present key strategies and opportunities for specific catalog editions and merchandise items. The inventory control group then applies inventory coverage models to plan opening inventory levels for each stock keeping unit ("sku"), taking into account projected sales, the cost of being out of stock and ease of reordering. Preliminary commitments with the Company's private label merchandise vendors typically are made five to seven months in advance of each principal catalog edition's initial mailing date. To the extent feasible, the Company seeks to retain flexibility in these commitments in order to be able to react to market and sales trends. Initial merchandise commitments for branded merchandise typically are made three to five months before the edition's initial mailing date. Initial deliveries generally are scheduled to be received one to three weeks before the edition's initial mailing date.

  The inventory control group utilizes a forecasting system which analyzes sales and returns by sku throughout the selling season to permit purchasing adjustments based on forecasted sales and returns. The Company attempts to minimize overstocks through a variety of promotional efforts, including telemarketing to customers at the time they place orders for other merchandise and circulation of seasonal clearance catalogs. The Company also sells excess inventory through its three outlet stores and to "jobbers." The Company's outlet stores are run solely for the purpose of liquidating overstocks.

  The Company sells both domestically produced and imported merchandise, which it purchases in the open market. During the six months ended June 28, 1997, the Company purchased merchandise from approximately 400 vendors, no one of which supplied goods which represented more than 10% of the Company's inventory purchases during that period. During the six months ended June 28, 1997, the Company purchased approximately 8% of its merchandise directly from foreign vendors, and the Company expects that it will continue to purchase merchandise from foreign suppliers in the future. In addition, goods purchased by the Company from domestic vendors may be sourced abroad by such vendors. The Company seeks to establish long-term relationships with its merchandise vendors and works closely with them to ensure high standards of merchandise quality. The Company does not have any long-term contracts with any of its vendors.

CUSTOMER SERVICE AND OPERATIONS

  DM Management believes that an emphasis on superior customer service is important to its ability to expand its customer base and build customer loyalty. At June 28, 1997, the Company employed approximately 120 telemarketing representatives. Customer orders are taken 24 hours a day, 365 days a year, primarily by the Company's telemarketing representatives at its operations center in Meredith, New Hampshire. The Company also accepts orders by mail or facsimile. All orders are input directly into the Company's on-line data processing system, which provides, among other things, customer historical information, merchandise availability, product specifications, available substitutes and accessories and expected shipment date. The Company trains its telemarketing representatives to be knowledgeable in merchandise specifications and features. These representatives have ready access to samples of the current season's merchandise assortment, which enables them to answer detailed merchandise inquiries from customers on-line.

  DM Management offers an unconditional merchandise guarantee. If a customer is not completely satisfied with any item for any reason, the customer may return it for an exchange or a full refund. To simplify the return process, the Company includes a self-addressed return label with every shipment, which customers can use to return any item to the Company through the United States Postal Service without paying postage fees in advance. Management believes that the Company's return rates are consistent with industry standards for comparable merchandise. Returns experience is closely monitored to identify any product quality or fit issues. Returned merchandise is inspected carefully and, unless damaged, is cleaned, pressed and returned to inventory. Approximately 95% of returned merchandise is recycled into inventory.

FULFILLMENT

  DM Management believes that the prompt delivery of merchandise promotes customer loyalty and repeat buying. To achieve this goal, the Company uses an integrated picking, packing and shipping system. The system monitors the in-stock status of each item ordered, processes the order and generates all related packing and shipping materials, taking into account the location of items within the fulfillment center. Currently all merchandise is shipped from the Company's facilities in New Hampshire. The Company's customers normally receive their orders within three to five business days after shipping, although customers may request overnight delivery for an extra charge.

  The Company's approximately 93,000 square foot facility in Meredith, New Hampshire houses its primary fulfillment operation. The Company is approaching this facility's fulfillment capacity. The Company's recent rapid growth has accelerated the need to increase its fulfillment capacity. In September 1997 the Company purchased approximately 360 acres of land in Tilton, New Hampshire. The site is intended to house an approximately 400,000 square foot state-of-the-art facility, of which approximately 370,000 square feet will be devoted to fulfillment operations. The facility is expected to be operational by early 1999.

  The Company has developed and begun to implement a plan to increase its fulfillment capacity while it is awaiting the completion of its planned new fulfillment center in Tilton. The Company has moved return processing, disbursement to outlet stores and storage of less active merchandise to approximately 38,000 square feet of leased space in Laconia, New Hampshire. The Company has also leased an additional approximately 113,000 square feet of space in Laconia and plans to begin operating an interim fulfillment center in this space starting in December 1997. Nicole Summers orders will be picked and processed in the interim fulfillment center in Laconia and J. Jill orders will continue to be picked and processed in the Meredith facility. The Company plans to cease using the interim facilities in Laconia after the new fulfillment center in Tilton is operational.

  The Company has been working with outside consultants to develop plans for the Tilton fulfillment center and to manage the process of setting up and moving to the interim fulfillment center in Laconia and then the new Tilton facility while maintaining high levels of customer service. The Company anticipates that the fees for these consulting and related services will total approximately $1.7 million. This amount is included in the total estimated cost of the Tilton fulfillment center. The Company anticipates that it will experience some operating inefficiencies and incur additional expenses as a result of commencing operations at the interim fulfillment center in Laconia and concurrently operating multiple fulfillment centers. In addition, upon completion of the new Tilton fulfillment center, the Company expects to incur additional costs relating to the commencement of operations at the Tilton facility, the termination of operations at the temporary Laconia sites and the continued operation of the Company's facility in Meredith.

INFORMATION SYSTEMS AND TECHNOLOGY

  The Company is committed to making ongoing investments in its information systems to increase operating efficiency, provide superior customer service and support its anticipated growth. The Company believes that the ability to capture and analyze operational and financial data and relevant information about its customers and their purchasing history is critical to its success.

  The Company has made, and continues to make, significant investments in systems to support order taking and customer service, fulfillment, marketing, merchandising, inventory control, financial control and reporting and forecasting. DM Management plans to implement a new automated warehouse management system which will more efficiently support current warehouse processes and provide additional flexibility to support the Company's growth plans. The Company has also recently acquired a new order management system which will provide significant processing enhancements to the Company's current system. The Company expects to be utilizing these new systems by the second half of 1998.

  In addition to its in-house data processing and information systems resources, the Company also uses several outside vendors for key services such as list processing and credit card administration and approval.

COMPETITION

  The market for the Company's merchandise is highly competitive. The Company competes with other direct marketers, specialty apparel and accessory retailers and traditional department store retailers. There are few barriers to entry in the women's specialty apparel and accessory market. Moreover, the Company believes that its recent success, as well as the sales growth in the direct marketing industry, has or will encourage many new competitors. In particular, the Company believes that its J. Jill catalog concept serves an emerging market niche in which competition is limited currently but is likely to increase in the future. Many of the Company's competitors are larger and have substantially greater financial, marketing and other resources than the Company. DM Management believes that it competes principally on the basis of its "total look" wardrobing approach, extended size offerings, creatively distinctive catalogs and superior customer service.

EMPLOYEES

  As of September 1, 1997, the Company employed 484 individuals, of whom 407 were full-time (those employees scheduled to work 30 hours or more per week). None of the Company's employees is represented by a union. The Company considers its employee relations to be good.

TRADEMARKS AND SERVICE MARKS

  The Company has registered the names of its principal catalogs, J. Jill Ltd. and Nicole Summers, as trademarks and service marks with the United States Patent and Trademark Office.

GOVERNMENT REGULATION

  The catalog sales business conducted by the Company is subject to the Mail or Telephone Order Merchandise Rule and related regulations promulgated by the Federal Trade Commission, which prohibit unfair methods of competition and unfair or deceptive acts or practices in connection with mail and telephone order sales and require sellers of mail and telephone order merchandise to conform to certain rules of conduct with respect to shipping dates and shipping delays. The Company believes it is in compliance with the Rule and such regulations.

  The Company currently collects sales taxes only on sales to its Massachusetts customers. Many states have attempted to require that out-of-state direct marketers collect use taxes on sales of products shipped to their residents. In 1992, the United States Supreme Court held unconstitutional a state's imposition of use tax collection obligations on an out-of-state mail order company whose only significant contacts with the state were the distribution of catalogs and other advertising materials through the mail and subsequent delivery of purchased goods by mail or common carriers, but stated that Congress could enact legislation authorizing the states to impose such obligations. In 1995, however, the United States Supreme Court let stand a decision of New York's highest state court requiring an out-of-state catalog company to collect use tax (including a retroactive assessment and penalties) on its mail order sales in the state, where the catalog company's reported contact with New York included a limited number of visits by sales force employees. If Congress enacts legislation permitting states to impose use tax collection obligations on out-of-state mail order businesses, or if the Company otherwise is required to collect additional sales or use taxes, such tax collection obligations would make it more expensive to purchase the Company's products and increase the Company's administrative costs, and therefore could have a material adverse effect on the Company's financial condition and results of operations.

FACILITIES

  The following table sets forth certain information relating to the Company's facilities:

                          SQUARE                                    TYPE OF     LEASE
        LOCATION          FOOTAGE             FUNCTION              INTEREST TERMINATION
------------------------  ------- --------------------------------- -------- -----------
Meredith, NH (approx. 25
 acres).................   93,120 Operations and Fulfillment Center   Owned      --
Laconia, NH.............  112,900 Interim Fulfillment Center         Leased   09/14/99
Laconia, NH.............   37,800 Interim Returns Processing and     Leased   04/01/99
                                   Storage Facility
Hingham, MA.............   19,642 Corporate Offices                  Leased   03/31/00
Bedford, MA.............    5,255 Outlet Store                       Leased   04/30/00
Meredith, NH............    3,600 Outlet Store                       Leased   07/01/99
North Conway, NH........    2,567 Outlet Store                       Leased   02/28/02

  In September 1997 the Company purchased approximately 360 acres of land in Tilton, New Hampshire. The site is intended to house a new fulfillment center expected to be operational by early 1999. The estimated cost of this new facility, including land, construction and equipment, ranges from $33.0 to $37.0 million. See "--Fulfillment."

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings of a material nature.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each director and executive officer of the Company as of September 1, 1997:

NAME                     AGE POSITION
----                     --- --------
Gordon R. Cooke.........  52 President and Chief Executive Officer; Chairman of
                             the Board of Directors
Samuel L. Shanaman......  56 Executive Vice President and Chief Operating
                             Officer; Director
David E. Brown..........  48 Vice President--Creative Director
Olga L. Conley..........  39 Vice President--Finance, Chief Financial Officer,
                             Treasurer and Assistant Secretary
John J. Hayes...........  42 Executive Vice President of Marketing
Patricia C. Lee.........  33 Vice President--J. Jill
Carol A. Maher..........  56 Vice President of Human Resources
Stephanie B. Noble......  42 Senior Vice President--Nicole Summers
Patricia C. Selander....  40 Vice President of Inventory Management
William E. Engbers (1)
 (2)....................  54 Director
Walter J. Levison (1)
 (2)....................  79 Director
Thomas J. Litle (2).....  57 Director
Ruth M. Owades (1)......  48 Director

--------
(1)Member of Compensation Committee.
(2) Member of Audit Committee.

  Mr. Cooke has been President and Chief Executive Officer of the Company and a director since joining the Company in December 1995 and Chairman of the Board of Directors since August 1997. Mr. Cooke served as President of Time-Warner Interactive Merchandising, an interactive marketing division of Time Warner Inc., from November 1993 until December 1995, and as President of Bloomingdale's By Mail, a division of Federated Department Stores, Inc., from April 1991 until October 1993. Mr. Cooke is also a director of Geerlings & Wade, Inc.

  Mr. Shanaman has been Executive Vice President and Chief Operating Officer of the Company since December 1995 and a director since July 1990. He served as Chief Financial Officer of the Company from June 1990 until August 1997. Mr. Shanaman also served as President and Chief Executive Officer of the Company from June 1994 until December 1995 and as Vice President--Finance of the Company from June 1990 until June 1994.

  Mr. Brown joined the Company in March 1997 as Vice President--Creative Director. From April 1996 to March 1997, Mr. Brown was a freelance art director for Farrar & Farrar, a retail advertising agency. From September 1992 until April 1996 he was employed by Structure, a men's apparel division of The Limited, Inc., first as Art Director and later as Creative Director. From September 1990 until September 1992 he was employed by Hanover Direct, Inc., a direct marketing company, first as Vice President, Advertising and later as Vice President, Creative Director, Home Group.

  Ms. Conley has been Chief Financial Officer since August 1997, Vice President--Finance since June 1996 and Treasurer since August 1993. She joined the Company in October 1991 as Director of Financial Services, a position she held until August 1993.

  Mr. Hayes has served as Executive Vice President of Marketing since joining the Company in May 1996. From September 1990 until May 1996, Mr. Hayes served as Vice President, Marketing and Catalog Production, of Bloomingdale's By Mail, a division of Federated Department Stores, Inc.

  Ms. Lee has been Vice President--J. Jill since December 1996. She joined the Company in December 1991 as a buyer, and served as Director of Merchandising from November 1994 until December 1996.

  Ms. Maher has been Vice President of Human Resources since June 1996. She joined the Company in December 1992 and served as Director of Human Resources until June 1996. From January 1987 until December 1992 she was Director of Human Resources for Child World, Inc., a subsidiary of Cole National Corporation.

  Ms. Noble has been Senior Vice President--Nicole Summers since December 1996. She joined the Company in April 1988 as Director of Merchandising and served as Vice President of Merchandising from April 1989 until December 1996.

  Ms. Selander joined the Company in January 1993 as Director of Inventory Control and became Vice President of Inventory Management in October 1995. From September 1977 to January 1993, Ms. Selander was employed by The Talbots, Inc., an apparel retailer, where she held several positions, including Retail Planner, Sportswear Division and Manager of Catalog Merchandise Systems.

  Mr. Engbers has been a director of the Company since July 1990. Mr. Engbers currently serves as Director, Venture Capital of Allstate Insurance Company, which he joined in June 1989. He is also a director of Applied Biometrics, Inc. and La Jolla Pharmaceutical Company.

  Mr. Levison has been a director of the Company since March 1992. Since October 1982, Mr. Levison has been a general partner of the Aegis Venture Funds, a group of venture capital funds based in the Boston, Massachusetts area. He is also a director of Davox Corporation.

  Mr. Litle has been a director of the Company since May 1997. Since 1995, Mr. Litle has been the Chairman of LitleNet LLC, a company which he founded and which provides direct commerce connection and information sharing services to the direct marketing industry. From 1985 to 1995, he was Chairman and Chief Executive Officer of Litle & Company, which provided information sharing, payment processing and electronic network services for the direct marketing industry. Mr. Litle is also a director of SkyMall, Inc. and the Direct Marketing Association.

  Ms. Owades has been a director of the Company since May 1997. Since 1988, Ms. Owades has been President and Chief Executive Officer of Calyx & Corolla, Inc., a catalog business which she founded and which offers consumers fresh-cut flowers and plants.

  The Company's Certificate of Incorporation provides for the division of the Company's Board of Directors into three classes, with members of each class serving for staggered three-year terms. The terms of Mr. Levison and Ms. Owades expire at the 1998 annual meeting of stockholders; the terms of Mr. Cooke and Mr. Litle expire at the 1999 annual meeting; and the terms of Mr. Engbers and Mr. Shanaman expire at the 2000 annual meeting.

  The Company's executive officers are elected by the Board of Directors and hold office until the first directors' meeting after the next annual meeting of stockholders or special meeting in lieu thereof, and thereafter until their successors are chosen and qualified, unless a shorter term is specified in the vote electing them.

EXECUTIVE STOCK OPTIONS

  The following table sets forth certain information as of September 1, 1997 concerning all stock options held by the Company's Chief Executive Officer and other five most highly compensated executive officers.

                                                          NUMBER OF SHARES
                                                         UNDERLYING OPTIONS
                                                      -------------------------
                                            EXERCISE
                                   DATE OF  PRICE PER
NAME AND PRINCIPAL POSITION         GRANT     SHARE   EXERCISABLE UNEXERCISABLE
---------------------------        -------- --------- ----------- -------------
Gordon R. Cooke..................  12/26/95  $ 2.25     41,666        58,334
President and Chief Executive Of-
 ficer                             01/02/96  $ 2.06     31,250        43,750
                                   01/02/97  $ 3.63         --       100,000
John J. Hayes....................  05/16/96  $ 4.25     17,500        52,500
Executive Vice President of Mar-
 keting                            06/25/97  $10.50         --        35,000
Samuel L. Shanaman...............  03/12/93  $ 1.67     61,356            --
Executive Vice President and       08/16/94  $15.00     15,000        10,000
 Chief Operating Officer
                                   02/15/96  $ 2.25      9,000        21,000
Stephanie B. Noble...............  03/12/93  $ 1.67     24,543            --
Senior Vice President--Nicole
 Summers                           02/15/96  $ 2.25      9,000        21,000
Olga L. Conley...................  03/12/93  $ 1.67     12,000            --
Vice President--Finance, Chief     06/06/96  $ 5.00      4,200        13,800
 Financial Officer
 and Treasurer                     11/29/96  $ 3.25         --        20,000
                                   06/25/97  $10.50         --        25,000
Patricia C. Lee..................  03/29/95  $ 2.75         --         4,050
Vice President--J. Jill            09/27/96  $ 3.13         --        11,000
                                   11/29/96  $ 3.25         --        15,000
                                   06/25/97  $10.50         --        40,000

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 1, 1997 by
(i) each person known by the Company to own beneficially more than five percent of the Common Stock as of such date, (ii) the Selling Stockholders,
(iii) each director of the Company, (iv) each executive officer of the Company and (v) all executive officers and directors of the Company as a group.

                               SHARES
                         BENEFICIALLY OWNED                    SHARES TO BE
                          PRIOR TO OFFERING                 BENEFICIALLY OWNED
                                 (1)            NUMBER OF   AFTER OFFERING (1)
                         --------------------- SHARES BEING ---------------------
NAME                       NUMBER    PERCENT     OFFERED     NUMBER      PERCENT
----                     ----------- --------- ------------ ----------- ---------
Allstate Insurance Com-
 pany and affiliates
 (2)...................    1,752,404    37.5%   1,752,404            --         *
 3075 Sanders Road,
 Suite G5D
 Northbrook, IL 60062
Westcliff Capital Man-
 agement, LLC and af-
 filiates (3)..........      250,200     5.4%          --       250,200       4.4%
 200 Seventh Avenue,
 Suite 105
 Santa Cruz, CA 95062
Samuel L. Shanaman (4).      185,501     3.9%          --       185,501       3.2%
Gordon R. Cooke (5)....       80,608     1.7%          --        80,608       1.4%
Walter J. Levison (6)..       63,204     1.3%          --        63,204       1.1%
Stephanie B. Noble (7).       44,459       *           --        44,459         *
William E. Engbers (8).       41,100       *           --        41,100         *
John J. Hayes (9)......       28,533       *           --        28,533         *
Patricia Selander (10).       19,000       *           --        19,000         *
Olga L. Conley (11)....       17,968       *           --        17,968         *
Carol A. Maher (12)....       10,933       *           --        10,933         *
Patricia C. Lee (13)...        9,585       *           --         9,585         *
Thomas J. Litle (14)...        8,000       *           --         8,000         *
Ruth M. Owades (15)....        8,000       *           --         8,000         *
David E. Brown.........           --       *           --            --         *
All directors and exec-
 utive officers as
 group
 (13 persons) (16).....      516,891    10.3%          --       516,891       8.6%

--------
*  Percentage of shares beneficially owned is less than 1.0%.
(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 412,861 shares of Common Stock from the Company. The number of shares of Common Stock deemed outstanding prior to this offering consists of 4,672,786 shares outstanding as of September 1, 1997 . The number of shares of Common Stock deemed outstanding after this offering includes an additional 1,000,000 shares of Common Stock being offered for sale by the Company in this offering. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares listed, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days after September 1, 1997 are treated as outstanding only for purposes of determining the number and percentage of shares owned by such person or group.
(2) Represents 1,744,920 shares held by Allstate Insurance Company ("Allstate"), 3,742 shares held by CTC Illinois Trust Company ("CTC") as trustee for Allstate Retirement Plan and 3,742 shares held by CTC as trustee for Agents Pension Plan. Allstate has sole voting and investment power with respect to the shares held by CTC.
(3) The Company has received a copy of a report on Schedule 13D, with a signature dated June 3, 1997, filed by Westcliff Capital Management, LLC ("WCM"), Westcliff, LLC ("WL"), Westcliff Partners, L.P. ("WP"), Westcliff Long/Short, L.P. ("WLS"), Richard S. Spencer III ("Spencer") and David R. Korus ("Korus"). The report stated that WCM is the investment advisor to and a general partner of WP and WLS, which are investment limited partnerships, that WL is a general partner of WP and WLS and that Spencer and Korus are the sole managers of WCM and WL. The report also stated that on June 3, 1997, WCM, Spencer and Korus each held shared voting and dispositive power with respect to the shares listed in this table, and that WP, WLS and WL held shared voting and dispositive power with respect to 54,300, 52,500 and 106,800 of the shares listed in this table, respectively.
(4) Includes 87,189 shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997. Also includes 2,000 shares held in trust for Mr. Shanaman's wife. Mr. Shanaman disclaims beneficial ownership of the shares held in trust for his wife.
(5) Represents 80,208 shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997 and 400 shares held by Mr. Cooke's daughters.
(6) Includes 41,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(7) Includes 34,543 shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(8) Represents 41,000 shares issuable upon exercise of outstanding stock options held by Mr. Engbers exercisable within 60 days after September 1, 1997 and 100 shares held by Mr. Engbers' wife. Mr. Engbers disclaims beneficial ownership of the shares held by his wife. Does not include 1,752,404 shares held by Allstate and CTC prior to this offering. Mr. Engbers, a director of the Company, is Director, Venture Capital of Allstate. Mr. Engbers disclaims beneficial ownership of the shares held by Allstate and CTC.
(9) Includes 19,833 shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(10) Represents shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(11) Includes 16,800 shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(12) Represents shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(13) Includes 2,683 shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(14) Represents shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(15) Represents shares issuable upon exercise of outstanding stock options exercisable within 60 days after September 1, 1997.
(16) Includes the shares described in notes 4 through 15.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $0.01 par value per share, and 1,000,000 shares of undesignated Special Preferred Stock, $0.01 par value per share ("Special Preferred Stock"). As of September 1, 1997, 4,672,786 shares of Common Stock were issued and outstanding and no shares of Special Preferred Stock were issued or outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to the holders of outstanding shares of Special Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of Special Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued pursuant to this offering will be fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of Special Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and relative, participating, optional or other rights, or the qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of the class) or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without further vote or action by the stockholders. The Board of Directors is authorized to issue Special Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. Although the Company has no current plans to issue such shares, the issuance of Special Preferred Stock or of rights to purchase Special Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS AND OF DELAWARE LAW

 Certificate of Incorporation and By-Laws

  The Company's Certificate of Incorporation and By-Laws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change the Company's management. The Certificate of Incorporation divides the Board of Directors of the Company into three classes, with the directors in each class serving for staggered three-year terms. The Company's Certificate of Incorporation and By-Laws provide that stockholders may act only at meetings of stockholders and not by written consent in lieu of a stockholders' meeting. The Company's By-Laws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies the Company of its intentions a specified number of days in advance of the meeting and furnishes to the Company certain information regarding itself and the intended nominee. The Company's Certificate of Incorporation and By-Laws also provide that special meetings of the Company's stockholders may be called only by the Chairman of the Board of Directors, the President or the Chief Operating Officer and shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors. The Company's By-Laws also require advance notice of business to be brought by a stockholder before any annual or special meeting of stockholders and the provision of certain information to the Company regarding such stockholder and others known to be supporting such proposal and any material interest they may have in the proposed business.

 Delaware Anti-Takeover Statute

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers of the corporation and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition to or with the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with, affiliated with or controlling or controlled by such entity or person. For such purpose, a person or entity is not deemed to beneficially own stock merely because such person or entity has a right to vote such stock which arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons or entities.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation provides that to the maximum extent permitted by the Delaware General Corporation Law, no director of the Company shall be personally liable to the Company or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Company. The Delaware General Corporation Law, as currently in effect, permits charter provisions eliminating the liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty, except that directors remain liable for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase or redemption that is unlawful under Section 174 of the Delaware General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. A principal effect of this provision of the Company's Certificate of Incorporation is to limit or eliminate the potential liability of the Company's directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described in
(i) through (iv) above. The provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors, nor does it shield directors from liability under federal or state securities laws.

  The Company's Certificate of Incorporation and By-Laws further provide for the indemnification of the Company's directors and officers to the full extent permitted by the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is State Street Bank and Trust Company, Boston, Massachusetts.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below (the "Underwriters"), through their Representatives, Wessels, Arnold & Henderson, L.L.C. and NationsBanc Montgomery Securities, Inc. (the "Representatives"), have severally agreed to purchase 2,752,404 shares of Common Stock from the Company and the Selling Stockholders in the amounts set forth opposite their respective names below:

                                                                       NUMBER OF
NAME                                                                    SHARES
----                                                                   ---------
Wessels, Arnold & Henderson, L.L.C...................................  1,083,702
NationsBanc Montgomery Securities, Inc. .............................  1,083,702
BancAmerica Robertson Stephens.......................................    165,000
Gerard Klauer Mattison & Co., Inc....................................    105,000
McDonald & Company Securities, Inc...................................    105,000
Needham & Company, Inc...............................................    105,000
Tucker Anthony Incorporated..........................................    105,000
                                                                       ---------
  Total..............................................................  2,752,404
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock being offered hereby if any of such shares are purchased.

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to related dealers a concession of not more than $0.445 per share, and the Underwriters may allow, and such dealers may re-allow, a concession of not more than $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock offered hereby is subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 412,861 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions as set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportions as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,752,404 shares are being offered.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and the Underwriters will indemnify the Company and the Selling Stockholders against certain liabilities, including civil liabilities under the Securities Act, or the Company and the Selling Stockholders or the Underwriters, as the case may be, will contribute to payments the indemnified party may be required to make in respect thereof.

  The executive officers and directors of the Company and the Selling Stockholders have agreed not to offer, sell or otherwise dispose of any of their shares of Common Stock, or any other securities convertible into or exchangeable for any shares of Common Stock, for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives. The Company has agreed not to issue, sell, offer to sell, contract to sell, grant options to purchase or otherwise dispose of any of the Company's equity securities, or any other securities convertible into or exchangeable for any shares of Common Stock, for a period of 90 days from the date of this Prospectus without the prior written consent of the Representatives, except that the Company may, without such consent, grant options under its stock option plans and stock purchase plan and issue Common Stock under its stock purchase plan or upon the exercise of outstanding options granted under its stock option plans.

  In connection with this offering, the Underwriters and selling group members (if any) or their respective affiliates may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the highest independent bid for the security and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive market maker on each day are generally limited in amount to 30% of the passive market maker's average daily trading volume in Common Stock during a specified prior period and passive market-making activities for such day must be discontinued when such limit is reached. Passive market making may stabilize the market price of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including over-allotment, stabilization, syndicate covering transactions and imposition of penalty bids. In an over-allotment, the Underwriters would allot more shares of Common Stock to their customers in the aggregate than are available for purchase by the Underwriters under the Underwriting Agreement. Stabilizing means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. In a syndicate covering transaction, the Underwriters would place a bid or effect a purchase to reduce a short position created in connection with this offering. Pursuant to a penalty bid, Wessels, Arnold & Henderson, L.L.C. on behalf of the Underwriters, would be able to reclaim a selling concession from an Underwriter if shares of Common Stock originally sold by such Underwriter are purchased in syndicate covering transactions. These transactions may result in the price of the Common Stock being higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Foley, Hoag & Eliot LLP, Boston, Massachusetts. David R. Pierson, a partner of Foley, Hoag & Eliot LLP, is Secretary of the Company. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

  The consolidated balance sheets of the Company as of June 24, 1995, June 29, 1996 and December 28, 1996 and the consolidated statements of operations, stockholders' equity and cash flows for the fiscal years ended June 25, 1994, June 24, 1995 and June 29, 1996 and for the six months ended December 28, 1996 and the related financial statement schedules included or incorporated by reference in this Prospectus and Registration Statement have been included or incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such material may be inspected at the offices of the Nasdaq Operations, 1735 K Street, N.W., Washington D.C. 20006. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information filed by the Company and other registrants that file electronically with the Commission.

  Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-2 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected and copies of which may be obtained as described in the preceding paragraph. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 1996;
(2) the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996; (3) the Company's Transition Report on Form 10-K for the transition period from June 30, 1996 to December 28, 1996; (4) the Company's Current Report on Form 8-K dated January 14, 1997; (5) the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997; and (6) the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (exclusive of exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Chief Financial Officer of the Company, at the corporate headquarters of the Company at 25 Recreation Park Drive, Hingham, Massachusetts 02043 or by telephone at (781) 740-2718.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                      DM MANAGEMENT COMPANY AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets at June 24, 1995, June 29, 1996, December 28,
 1996 and June 28, 1997 (unaudited)....................................... F-3
Consolidated Statements of Operations for the three fiscal years ended
 June 25, 1994, June 24, 1995 and June 29, 1996 and the six months ended
 December 30, 1995 (unaudited), December 28, 1996, June 29, 1996
 (unaudited) and June 28, 1997 (unaudited)................................ F-4
Consolidated Statements of Changes in Stockholders' Equity for the three fiscal years ended June 25, 1994, June 24, 1995 and June 29, 1996 and the six months ended December 28, 1996 and June 28, 1997 (unaudited)..... F-5
Consolidated Statements of Cash Flows for the three fiscal years ended
 June 25, 1994, June 24, 1995 and June 29, 1996 and the six months ended
 December 30, 1995 (unaudited), December 28, 1996, June 29, 1996
 (unaudited) and June 28, 1997 (unaudited)................................ F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DM Management Company:

  We have audited the accompanying consolidated balance sheets of DM Management Company and subsidiary as of December 28, 1996, June 29, 1996 and June 24, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the six months ended December 28, 1996 and each of the three fiscal years in the period ended June 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DM Management Company and subsidiary as of December 28, 1996, June 29, 1996 and June 24, 1995 and the consolidated results of its operations and its cash flows for the six months ended December 28, 1996 and each of the three fiscal years in the period ended June 29, 1996, in conformity with generally accepted accounting principles.

                                       COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 4, 1997

                      DM MANAGEMENT COMPANY AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                          JUNE 24, 1995 JUNE 29, 1996 DEC. 28, 1996 JUNE 28, 1997
                          ------------- ------------- ------------- -------------
                                                                     (UNAUDITED)
         ASSETS
Current assets:
 Cash and cash equiva-
  lents.................    $    231      $    221      $    384      $  6,388
 Marketable securities,
  net of unrealized
  loss..................          --         3,858         3,879         3,872
 Inventory..............      10,244        10,866        12,637        11,279
 Prepaid catalog ex-
  penses................       4,424         4,154         2,714         3,870
 Deferred income taxes..          --            --         2,670         2,748
 Other current assets...         543         1,098           724           779
                            --------      --------      --------      --------
  Total current assets..      15,442        20,197        23,008        28,936
Marketable securities,
 net of unrealized loss.       3,949            --            --            --
Property and equipment,
 net....................       6,986         6,872         7,173         7,033
Non-current assets of
 discontinued opera-
 tions..................       5,235            --            --            --
Deferred income taxes...          --            --         7,928         7,026
                            --------      --------      --------      --------
  Total assets..........    $ 31,612      $ 27,069      $ 38,109      $ 42,995
                            ========      ========      ========      ========
 LIABILITIES AND STOCK-
     HOLDERS' EQUITY
Current liabilities:
 Accounts payable.......    $  5,927      $  9,651      $  8,143      $  8,164
 Accrued expenses.......       1,730         1,438         1,877         2,709
 Accrued customer re-
  turns.................       1,191         1,231         1,309         3,423
 Current portion of
  long-term debt........         279           889         1,017           836
                            --------      --------      --------      --------
  Total current liabili-
   ties.................       9,127        13,209        12,346        15,132
Long-term debt, less
 current portion........       3,634         4,380         4,540         4,446
Commitments
Stockholders' equity:
 Special preferred stock
  (par value $0.01)
  1,000,000 shares au-
  thorized..............          --            --            --            --
 Common stock (par value
  $0.01) 15,000,000
  shares
  authorized, 4,261,058,
  4,305,293, 4,456,908
  and
  4,661,254 shares is-
  sued and outstanding
  as of
  June, 24, 1995, June
  29, 1996, December 28,
  1996
  and June 28, 1997, re-
  spectively............          42            43            44            46
 Additional paid-in cap-
  ital..................      39,827        39,890        40,048        40,501
 Unrealized loss on mar-
  ketable securities....         (51)         (136)         (115)         (122)
 Accumulated deficit....     (20,967)      (30,317)      (18,754)      (17,008)
                            --------      --------      --------      --------
  Total stockholders'
   equity...............      18,851         9,480        21,223        23,417
                            --------      --------      --------      --------
  Total liabilities and
   stockholders' equity.    $ 31,612      $ 27,069      $ 38,109      $ 42,995
                            ========      ========      ========      ========


   The accompanying notes are an integral part of the consolidated financial statements.

                      DM MANAGEMENT COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             TRANSITION PERIOD
                                 FISCAL YEAR ENDED                 ENDED             SIX MONTHS ENDED
                          -------------------------------- ---------------------- -----------------------
                           JUNE 25,   JUNE 24,   JUNE 29,   DEC. 30,    DEC. 28,   JUNE 29,    JUNE 28,
                             1994       1995       1996       1995        1996       1996        1997
                          (52 WEEKS) (52 WEEKS) (53 WEEKS) (27 WEEKS)  (26 WEEKS) (26 WEEKS)  (26 WEEKS)
                          ---------- ---------- ---------- ----------- ---------- ----------- -----------
                                                           (UNAUDITED)            (UNAUDITED) (UNAUDITED)
Net sales...............   $63,337    $72,691    $80,585     $39,267    $43,324     $41,318     $57,428
Costs and expenses:
 Product................    27,035     31,211     35,046      17,277     19,436      17,769      25,415
 Operations.............    10,443     12,285     13,954       6,862      6,915       7,092      10,213
 Selling................    17,389     22,318     24,416      12,419     11,730      11,997      14,136
 General and administra-
  tive..................     4,985      6,010      6,602       3,205      4,045       3,397       4,734
 Interest, net..........      (119)        16        306         127        126         179          68
                           -------    -------    -------     -------    -------     -------     -------
Income (loss) from
 continuing
 operations before
 income taxes...........     3,604        851        261        (623)     1,072         884       2,862
Provision (benefit) for
 income taxes...........       335         86         26         (63)   (10,491)         89       1,116
                           -------    -------    -------     -------    -------     -------     -------
Income (loss) from
 continuing
 operations.............     3,269        765        235        (560)    11,563         795       1,746
Discontinued operations:
 Income (loss) from op-
  erations..............        --          8     (1,074)       (598)        --        (476)         --
 Loss on disposal.......        --         --     (8,511)         --         --      (8,511)         --
                           -------    -------    -------     -------    -------     -------     -------
Income (loss) from
 discontinued
 operations.............        --          8     (9,585)       (598)        --      (8,987)         --
                           -------    -------    -------     -------    -------     -------     -------
Net income (loss).......   $ 3,269    $   773    $(9,350)    $(1,158)   $11,563     $(8,192)    $ 1,746
                           =======    =======    =======     =======    =======     =======     =======
NET INCOME (LOSS) PER
 SHARE:
Primary:
 Continuing operations..   $  0.80    $  0.17    $  0.05     $ (0.13)   $  2.44     $  0.17     $  0.35
 Discontinued opera-
  tions.................        --         --      (2.16)      (0.14)        --       (1.94)         --
                           -------    -------    -------     -------    -------     -------     -------
 Net income (loss) per
  share.................   $  0.80    $  0.17    $ (2.11)    $ (0.27)   $  2.44     $ (1.77)    $  0.35
                           =======    =======    =======     =======    =======     =======     =======
Weighted average common
 and
 common equivalent
 shares
 outstanding............     4,077      4,610      4,441       4,262      4,736       4,620       5,057
Fully diluted:
 Continuing operations..   $  0.80    $  0.17    $  0.05     $ (0.13)   $  2.44     $  0.17     $  0.34
 Discontinued opera-
  tions.................        --         --      (2.12)      (0.14)        --       (1.92)         --
                           -------    -------    -------     -------    -------     -------     -------
 Net income (loss) per
  share.................   $  0.80    $  0.17    $ (2.07)    $ (0.27)   $  2.44     $ (1.75)    $  0.34
                           =======    =======    =======     =======    =======     =======     =======
Weighted average common
 and
 common equivalent
 shares
 outstanding............     4,081      4,619      4,518       4,262      4,736       4,674       5,210



   The accompanying notes are an integral part of the consolidated financial statements.

                      DM MANAGEMENT COMPANY AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      UNREALIZED
                                           ADDITIONAL  LOSS ON                   TOTAL
                          PREFERRED COMMON  PAID-IN   MARKETABLE ACCUMULATED STOCKHOLDERS'
                            STOCK   STOCK   CAPITAL   SECURITIES   DEFICIT      EQUITY
                          --------- ------ ---------- ---------- ----------- -------------
Balance at June 26,
 1993...................    $791     $ 1    $25,862     $  --     $(25,009)     $ 1,645
Issuance of 1,470,000
 shares of common stock.      --      15     11,239        --           --       11,254
Preferred stock conver-
 sion...................    (791)     24        767        --           --           --
Exercise of warrants....      --       2      1,748        --           --        1,750
Exercise of stock op-
 tions..................      --      --         11        --           --           11
Tax benefit from exer-
 cise of stock options..      --      --         23        --           --           23
Stock granted under the
 1993 Employee Stock
 Bonus Plan.............      --      --         24        --           --           24
Change in unrealized
 losses, net of tax.....      --      --         --      (115)          --         (115)
Net income..............      --      --         --        --        3,269        3,269
                            ----     ---    -------     -----     --------      -------
Balance at June 25,
 1994...................      --      42     39,674      (115)     (21,740)      17,861
Exercise of stock op-
 tions..................      --      --         55        --           --           55
Tax benefit from exer-
 cise of stock options..      --      --         61        --           --           61
Stock granted under the
 Employee Stock Purchase
 Plan...................      --      --         37        --           --           37
Change in unrealized
 losses, net of tax.....      --      --         --        64           --           64
Net income..............      --      --         --        --          773          773
                            ----     ---    -------     -----     --------      -------
Balance at June 24,
 1995...................      --      42     39,827       (51)     (20,967)      18,851
Exercise of stock op-
 tions..................      --      --          3        --           --            3
Stock granted under the
 Employee Stock Purchase
 Plan...................      --      --         34        --           --           34
Change in unrealized
 losses, net of tax.....      --      --         --        (1)          --           (1)
Net loss................      --      --         --        --       (1,158)      (1,158)
                            ----     ---    -------     -----     --------      -------
Balance at December 30,
 1995 (unaudited).......      --      42     39,864       (52)     (22,125)      17,729
Exercise of stock op-
 tions..................      --       1         26        --           --           27
Change in unrealized
 losses, net of tax.....      --      --         --       (84)          --          (84)
Net loss................      --      --         --        --       (8,192)      (8,192)
                            ----     ---    -------     -----     --------      -------
Balance at June 29,
 1996...................      --      43     39,890      (136)     (30,317)       9,480
Exercise of stock op-
 tions..................      --       1        145        --           --          146
Tax benefit from exer-
 cise of stock options..      --      --         13        --           --           13
Change in unrealized
 losses, net of tax.....      --      --         --        21           --           21
Net income..............      --      --         --        --       11,563       11,563
                            ----     ---    -------     -----     --------      -------
Balance at December 28,
 1996...................      --      44     40,048      (115)     (18,754)      21,223
Exercise of stock op-
 tions..................      --       2        349        --           --          351
Tax benefit from exer-
 cise of stock options..      --      --         46        --           --           46
Stock granted under the
 Employee Stock Purchase
 Plan...................      --      --         58        --           --           58
Change in unrealized
 losses, net of tax.....      --      --         --        (7)          --           (7)
Net income..............      --      --         --        --        1,746        1,746
                            ----     ---    -------     -----     --------      -------
Balance at June 28, 1997
 (unaudited)............    $ --     $46    $40,501     $(122)    $(17,008)     $23,417
                            ====     ===    =======     =====     ========      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                      DM MANAGEMENT COMPANY AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                             TRANSITION PERIOD
                                 FISCAL YEAR ENDED                 ENDED             SIX MONTHS ENDED
                          -------------------------------- ---------------------- -----------------------
                           JUNE 25,   JUNE 24,   JUNE 29,   DEC. 30,    DEC. 28,   JUNE 29,    JUNE 28,
                             1994       1995       1996       1995        1996       1996        1997
                          (52 WEEKS) (52 WEEKS) (53 WEEKS) (27 WEEKS)  (26 WEEKS) (26 WEEKS)  (26 WEEKS)
                          ---------- ---------- ---------- ----------- ---------- ----------- -----------
                                                           (UNAUDITED)            (UNAUDITED) (UNAUDITED)
Cash flows from
 operating activities:
 Net income (loss)......   $  3,269   $    773   $ (9,350)  $ (1,158)   $ 11,563   $ (8,192)    $ 1,746
Adjustments to reconcile
 net income (loss) to
 net
 cash provided by (used
 in) operating
 activities:
 Depreciation and
  amortization..........        406        704        910        432         571        478         754
 Deferred income taxes..         --         --         --         --     (10,598)        --         824
 Liability for expected
  losses................         --         --      2,658         --      (2,427)     2,658        (152)
 Write-off of intangible
  assets................         --         --      5,336         --          --      5,336          --
 Amortization related to
  discontinued
  operation.............         --        203        415        226          --        189          --
Changes in assets and
 liabilities:
 (Increase) decrease in
  inventory.............     (4,072)      (739)      (622)       390      (1,771)    (1,012)      1,358
 (Increase) decrease in
  prepaid catalog
  expenses..............       (992)    (1,436)       270     (1,242)      1,440      1,512      (1,156)
 (Increase) decrease in
  other current assets..       (233)       118       (557)    (1,170)        182        612          70
 Increase (decrease) in
  accounts payable and
  accrued expenses......      1,979       (292)     3,432        279      (1,069)     3,153         853
 Increase (decrease) in
  accrued customer
  returns...............        105        163         40       (326)         78        366       2,114
 (Increase) decrease in
  net current assets
  (liabilities) of
  discontinued
  operations............         --       (926)    (2,265)    (1,491)      2,619       (773)         27
                           --------   --------   --------   --------    --------   --------     -------
Net cash provided by
 (used in) operating
 activities.............        462     (1,432)       267     (4,060)        588      4,327       6,438
Cash flows used in
 investing activities:
 Additions to property
  and equipment.........     (4,304)    (2,656)      (796)      (118)       (834)      (678)       (614)
 Proceeds from sale of
  marketable securities.         --      4,130          6         --          --          6          --
 Payments for purchase
  of Carroll Reed.......         --     (4,124)      (907)        --          --       (907)         --
 Investments in
  marketable securities.     (8,130)        --         --         --          --         --          --
                           --------   --------   --------   --------    --------   --------     -------
Net cash used in
 investing activities...    (12,434)    (2,650)    (1,697)      (118)       (834)    (1,579)       (614)
Cash flows provided by
 (used in) financing
 activities:
 Borrowings under debt
  agreements............      7,774     14,805     30,103     16,994       8,863     13,109       5,764
 Payments of debt
  borrowings............     (7,774)   (11,244)   (28,586)   (12,668)     (8,520)   (15,918)     (5,935)
 Principal payments on
  capital lease
  obligations...........       (213)      (178)      (161)       (75)        (93)       (86)       (104)
 Proceeds from stock
  transactions..........         11         92         64         37         159         27         455
 Issuance of common
  stock and warrant
  exercise..............     13,004         --         --         --          --         --          --
                           --------   --------   --------   --------    --------   --------     -------
Net cash provided by
 (used in) financing
 activities.............     12,802      3,475      1,420      4,288         409     (2,868)        180
                           --------   --------   --------   --------    --------   --------     -------
Net increase (decrease)
 in cash and cash
 equivalents............        830       (607)       (10)       110         163       (120)      6,004
Cash and cash
 equivalents at:
 Beginning of period....          8        838        231        231         221        341         384
                           --------   --------   --------   --------    --------   --------     -------
 End of period..........   $    838   $    231   $    221   $    341    $    384   $    221     $ 6,388
                           ========   ========   ========   ========    ========   ========     =======
SUPPLEMENTAL
 INFORMATION:
Purchase of Carroll Reed
 (Note B):
 Purchase price.........   $     --   $  5,304   $    907   $     --    $     --   $    907     $    --
 Accruals recorded,
  including liabilities
  assumed...............         --     (1,180)        --         --          --         --          --
                           --------   --------   --------   --------    --------   --------     -------
 Cash paid for assets
  and ancillary costs...   $     --   $  4,124   $    907   $     --    $     --   $    907     $    --
                           ========   ========   ========   ========    ========   ========     =======
Non-cash financing
 activities:
 Increase in capital
  lease obligations.....   $     34   $    115         --         --    $     38         --          --
 Stock grant, net of
  tax...................   $     24         --         --         --          --         --          --
Cash paid for interest..   $    116   $    298   $    506   $    214    $    252   $    292     $   231
Cash paid for income
 taxes, including
 discontinued
 operations.............   $    127   $    175   $      2   $      2          --         --     $   131

   The accompanying notes are an integral part of the consolidated financial statements.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

A.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS

  DM Management Company and subsidiary (the "Company") is a specialty direct marketer of high quality women's apparel, accessories, shoes and gifts. The Company currently markets its products through two discrete catalog concepts,
J. Jill and Nicole Summers. During the six months ended December 28, 1996, the Company combined its The Very Thing! concept into its Nicole Summers concept.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany balances and transactions have been eliminated.

FISCAL YEAR

  The Company has changed its fiscal year end from the last Saturday in June to the last Saturday in December. This resulted in a six-month reporting period ended December 28, 1996 (a 26-week period). Financial information for the six months ended December 30, 1995 (a 27-week period) has been presented for comparative purposes and is unaudited. References to the transition periods mean the six-month reporting period ended December 28, 1996 and the comparable six-month period ended December 30, 1995. The twelve months ended June 29, 1996 ("fiscal 1996") was a 53-week period. The twelve months ended June 24, 1995 ("fiscal 1995") and June 25, 1994 ("fiscal 1994") were 52-week periods.

INTERIM FINANCIAL INFORMATION

  The accompanying consolidated financial statements as of and for the six months ended June 28, 1997 (a 26-week period) and for the six months ended June 29, 1996 (a 26-week period) are unaudited and, in the opinion of management, reflect all adjustments that are necessary for a fair presentation of the Company's financial position, results of operations and cash flows as of such dates and for the periods then ended. All such adjustments are of a normal and recurring nature. The results of operations for these interim periods are not necessarily indicative of the results to be expected for the full year.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

  The Company recognizes sales and the related cost of sales at the time the products are shipped to customers. The Company provides an allowance based on projected merchandise returns.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents consist primarily of cash on deposit in banks and may also include cash invested in money market mutual funds and overnight repurchase agreements. The Company considers all highly liquid instruments with maturity at time of purchase of three months or less to be cash equivalents.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

MARKETABLE SECURITIES

  The Company's marketable securities consist of investments in mutual funds which are primarily invested in U.S. Treasury, U.S. government and corporate bonds. The marketable securities are classified as available-for-sale and are carried at fair market value in the accompanying consolidated balance sheets, based on quoted market prices at each balance sheet date presented. Unrealized holding losses, net of deferred tax benefits, are included as a separate component of stockholders' equity and are as follows (in thousands):

                         JUNE 24, 1995 JUNE 29, 1996 DEC. 28, 1996 JUNE 28, 1997
                         ------------- ------------- ------------- -------------
                                                                    (UNAUDITED)
Unrealized loss.........     $ 83          $221          $187          $198
Deferred tax benefit....      (32)          (85)          (72)          (76)
                             ----          ----          ----          ----
Net unrealized loss on
 marketable securities..     $ 51          $136          $115          $122
                             ====          ====          ====          ====

  There were no realized gains or losses recorded in any of the reported periods. After June 24, 1995, the Company determined that it may choose to hold its marketable securities for a period of less than one year and, accordingly, marketable securities for all subsequent periods have been classified as current. These marketable securities are exposed to concentrations of credit risk and are managed by a nationally recognized financial institution.

INVENTORY

  Inventory, consisting of merchandise for sale, is stated at the lower of cost or market, with cost determined using the first-in, first-out method.

SELLING EXPENSES

  Selling expenses consist primarily of the cost to produce, print and distribute catalogs. These costs are considered direct-response advertising and as such are capitalized as incurred and amortized over the expected sales life of each catalog, which is generally a period not exceeding four months.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, which are 30 years for buildings and 1-7 years for equipment, furniture and fixtures. Improvements to leased premises are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Assets under capital leases are recorded at the present value of future lease payments and are depreciated over the term of the lease.

LONG-LIVED ASSETS

  Management periodically considers whether there has been a permanent impairment in the value of its long-lived assets, primarily property and equipment and intangible assets, by evaluating various factors, including current and projected future operating results and undiscounted cash flows. Based on this assessment,

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

management concluded that as of all balance sheet dates reported, the Company's long-lived assets were fully realizable except as discussed in Note B.

NET INCOME (LOSS) PER SHARE

  Net income (loss) per share ("EPS") is computed by dividing net income
(loss) by the weighted average number of shares of Common Stock and common stock equivalents outstanding during the period. Common stock equivalents ("CSEs") consist of Common Stock issuable on the exercise of outstanding stock options and are calculated using the treasury method. For purposes of computing EPS for fiscal 1994, CSEs also include the effect of outstanding warrants and outstanding preferred stock convertible into Common Stock prior to the actual conversion of the preferred stock and the exercise of the warrants in connection with the Company's initial public offering in the second quarter of fiscal 1994.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amount of the Company's long-term debt, including current maturities, approximates fair value because the interest rates on these instruments change with market interest rates. The carrying amounts for accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments. The Company's marketable securities are stated at fair value based on quoted market prices.

RECLASSIFICATIONS

  Certain financial statement amounts have been reclassified to be consistent with the presentation for the six months ended June 28, 1997.

RECENT ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share," which modifies the way in which EPS is calculated and disclosed. Currently, the Company discloses primary and fully diluted EPS. SFAS 128 requires the disclosure of basic and diluted EPS for financial statements issued for periods ending after December 15, 1997. The restatement of all prior period EPS data presented is also required upon adoption. Basic EPS excludes potentially dilutive securities and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS, similar to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares that then shared in the earnings of the entity. Early application of SFAS 128 is not permitted.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

  The following table summarizes the Company's EPS and weighted average common and common equivalent shares outstanding on a pro forma basis as calculated under SFAS 128 and is unaudited.

                                FISCAL YEAR ENDED         TRANSITION PERIOD ENDED          SIX MONTHS ENDED
                         -------------------------------- ---------------------------    ---------------------
                          JUNE 25,   JUNE 24,   JUNE 29,   DEC. 30,        DEC. 28,       JUNE 29,   JUNE 28,
                            1994       1995       1996       1995            1996           1996       1997
                         (52 WEEKS) (52 WEEKS) (53 WEEKS) (27 WEEKS)      (26 WEEKS)     (26 WEEKS) (26 WEEKS)
                         ---------- ---------- ---------- ------------    -----------    ---------- ----------
Pro forma basic EPS:
 Continuing operations..   $1.21      $0.18      $ 0.05     $      (0.13)   $      2.65    $ 0.19     $0.39
 Discontinued opera-
  tions.................      --         --       (2.24)           (0.14)            --     (2.10)       --
                           -----      -----      ------     ------------    -----------    ------     -----
 Net income (loss) per
  share.................   $1.21      $0.18      $(2.19)    $      (0.27)   $      2.65    $(1.91)    $0.39
                           =====      =====      ======     ============    ===========    ======     =====
Weighted average common
 and common equivalent
 shares outstanding (in
 thousands).............   2,712      4,229       4,277            4,262          4,365     4,292     4,529
Pro forma diluted EPS:
 Continuing operations..   $0.80      $0.17      $ 0.05     $      (0.13)   $      2.44    $ 0.17     $0.35
 Discontinued opera-
  tions.................      --         --       (2.16)           (0.14)            --     (1.94)       --
                           -----      -----      ------     ------------    -----------    ------     -----
 Net income (loss) per
  share.................   $0.80      $0.17      $(2.11)    $      (0.27)   $      2.44    $(1.77)    $0.35
                           =====      =====      ======     ============    ===========    ======     =====
Weighted average common
 and common equivalent
 shares outstanding (in
 thousands).............   4,077      4,610       4,441            4,262          4,736     4,620     5,057

B.DISCONTINUED OPERATIONS:

  During fiscal 1995, the Company purchased certain assets and assumed certain liabilities of Carroll Reed, Inc. and Carroll Reed International Limited. In connection with the purchase, the Company paid $5,031,000 and established accruals totaling $1,180,000. The acquisition was accounted for under the purchase method of accounting. Accordingly, the cost of the acquisition was allocated to net tangible assets acquired based on their estimated fair market value of approximately $257,000. The excess of such costs over the fair value of those assets of approximately $5,954,000 was allocated to the Carroll Reed trademark, service mark and customer list.

  On May 20, 1996, the Company announced its plan to divest its Carroll Reed segment due to the incompatibility of the customer base and product line of this segment with those of its other segment. Accordingly, the Carroll Reed segment has been accounted for as a discontinued operation, and all assets, liabilities, results of operations and cash flows associated with the Carroll Reed segment have been segregated from those associated with continuing operations. In connection with this divestiture, the Company recorded a charge of $8,511,000 for the loss on disposal of discontinued operations, consisting of $5,336,000 related to the write-off of the remaining unamortized intangible assets and $3,175,000 for expected losses during the phase-out period. The results of the Carroll Reed operations through May 20, 1996, including fiscal 1996 net sales through May 20, 1996 of $12,415,000, have been classified as income (loss) from discontinued operations in the accompanying consolidated statements of operations. Since May 20, 1996, the results of this discontinued operation have been charged to the liability for expected losses established in connection with the divestiture and have had no impact on the Company's operating results. As of June 28, 1997, the Company had completed the phase-out of its Carroll Reed segment and had utilized its reserve for expected losses.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

  The net current assets and liabilities of the Carroll Reed segment, which have been included in other current assets in the accompanying consolidated balance sheets, are summarized below (in thousands):

                                       JUNE 24, 1995 JUNE 29, 1996 DEC. 28, 1996
                                       ------------- ------------- -------------
Current assets:
 Inventory............................     $360         $2,477         $  --
 Prepaid catalog expenses.............      408            492            --
 Other current assets.................       40            149            49
                                           ----         ------         -----
  Total current assets................      808          3,118            49
                                           ----         ------         -----
Current liabilities:
 Accounts payable.....................      715            286            --
 Accrued expenses.....................        6             --            --
 Accrued customer returns.............       84            173             9
 Liability for expected losses........       --          2,658           231
                                           ----         ------         -----
  Total current liabilities...........      805          3,117           240
                                           ----         ------         -----
   Net current assets (liabilities) of
    discontinued operations...........     $  3         $    1         $(191)
                                           ====         ======         =====

  Non-current assets of discontinued operations in the accompanying consolidated balance sheet at June 24, 1995 are comprised solely of the net intangible assets related to the Carroll Reed segment.

C.PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following (in thousands):

                          JUNE 24, 1995 JUNE 29, 1996 DEC. 28, 1996 JUNE 28, 1997
                          ------------- ------------- ------------- -------------
                                                                     (UNAUDITED)
Land and building.......     $ 5,163       $ 5,163       $ 5,163       $ 5,163
Equipment...............       2,741         3,195         3,718         4,211
Furniture, fixtures and
 leasehold improvements.         677           467           816           817
                             -------       -------       -------       -------
 Total..................       8,581         8,825         9,697        10,191
Less accumulated
 depreciation and
 amortization...........      (1,595)       (1,953)       (2,524)       (3,158)
                             -------       -------       -------       -------
Property and equipment,
 net....................     $ 6,986       $ 6,872       $ 7,173       $ 7,033
                             =======       =======       =======       =======

D.DEBT:

  During the second quarter of fiscal 1997, the Company refinanced its existing debt by entering into a loan agreement with a new bank. The aggregate principal availability under the new loan agreement totals $13,750,000.
At June 28, 1997, the credit facilities provided for in the new loan agreement consisted of (i) a $1,650,000 interim loan (the "Interim Loan"); (ii) a $3,600,000 term loan (the "Term Loan"); (iii) a $6,000,000 revolving line of credit (the "Revolver"); and (iv) a $2,500,000 line for the issuance of commercial letters of credit (the "Letter of Credit Line").

  The Interim Loan was replaced by a $1,650,000 real estate loan (the "Real Estate Loan") on July 30, 1997. Payments on the Real Estate Loan are due monthly, based on a 15-year amortization, with the remaining balance payable on July 30, 2002. Interest on the Real Estate Loan is fixed at 6.81% per annum until August 31, 1999, at which time the Company may select from several interest rate options. Payments on the Term Loan are due

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

quarterly commencing on September 2, 1997 through its maturity on June 1, 2002. The Term Loan provides for several interest rate options. At June 28, 1997, the Term Loan bore interest at 7.28% per annum. Both the Revolver and the Letter of Credit Line expire on June 1, 1999. The Revolver also provides for several interest rate options. There were no outstanding Revolver borrowings at June 28, 1997.

  The Company is required to pay a commitment fee of 1/8th of 1% per annum on the unused portion of the Revolver commitment. All of the credit facilities under the new loan agreement are collateralized by a first lien mortgage on the Company's operations and fulfillment center in Meredith, New Hampshire and a security interest in substantially all assets of the Company other than its marketable securities. The Term Loan is also collateralized by the Company's marketable securities. The terms of the new loan agreement contain various lending conditions and covenants, including restrictions on permitted liens and required compliance with certain financial coverage ratios.

  A summary of the Company's outstanding credit facilities follows (in thousands):

                         JUNE 24, 1995 JUNE 29, 1996 DEC. 28, 1996 JUNE 28, 1997
                         ------------- ------------- ------------- -------------
                                                                    (UNAUDITED)
Real estate loans.......    $1,586        $1,476        $1,421        $1,650
Term loans..............        --            --         4,000         3,600
Revolver borrowings.....     1,975         3,602            --            --
Capitalized lease obli-
 gations................       352           191           136            32
                            ------        ------        ------        ------
 Total long-term debt...     3,913         5,269         5,557         5,282
 Less current maturi-
  ties..................       279           889         1,017           836
                            ------        ------        ------        ------
 Long-term debt, less
  current portion.......    $3,634        $4,380        $4,540        $4,446
                            ======        ======        ======        ======

  The Company's credit facilities at December 28, 1996 (the "Old Credit Facilities") consisted of (i) a $1,650,000 mortgage note (the "Old Mortgage Note"), payments on which were due monthly based on a 15-year amortization, with the remaining balance payable in full on August 31, 1999; (ii) a $4,000,000 secured term loan (the "Old Term Loan") with payments of $200,000 due quarterly through December 31, 2001; and (iii) an $8,000,000 secured revolving line of credit (the "Old Revolver") which reduced to $5,000,000 during the months of May through November and was scheduled to expire on June 1, 1997.

  The Old Credit Facilities provided several interest rate options that the Company might select from in determining the rate on which its borrowings were based. During the six months ended December 28, 1996, interest on the Old Mortgage Note averaged 6.81% per annum, the weighted average interest rate on the Old Term Loan was 7.72% per annum and the weighted average interest rate on all Old Revolver borrowings was 8.25% per annum. The Company was required to pay a commitment fee on the Old Revolver of approximately $5,000 per annum. The Old Credit Facilities were collateralized by substantially all corporate assets. The Old Mortgage Note was also collateralized by a first mortgage on the Company's operations and fulfillment center in Meredith, New Hampshire. The terms of the Old Credit Facilities contained various lending conditions and covenants, including restrictions on permitted liens, limitations on capital expenditures and dividends, and compliance with certain financial ratios.

  At December 28, 1996, aggregate maturities of long-term debt for the next five fiscal years were as follows: fiscal 1997--$1,017,000; fiscal 1998-- $917,000; fiscal 1999--$2,008,000; fiscal 2000--$808,000; and fiscal 2001--
$807,000.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

  Import letters of credit are for commitments issued through the Company's bank to guarantee payment of foreign-sourced merchandise within agreed upon time periods according to the terms of the agreements. Outstanding import letters of credit totaled approximately $1,198,000, $424,000, $407,000 and $1,669,000 at June 24, 1995, June 29, 1996, December 28, 1996 and June 28,
1997, respectively.

E.STOCKHOLDERS' EQUITY:

COMMON STOCK

  During fiscal 1994, the Company completed its initial public offering ("IPO") of 2,070,000 shares of Common Stock. In conjunction with the Company's IPO, all shares of the Company's preferred stock were converted into 2,372,895 shares of Common Stock. In addition, all outstanding Common Stock warrants were exercised for 286,881 shares of Common Stock.

SPECIAL PREFERRED STOCK

  The Company has 1,000,000 shares of special preferred stock, $0.01 par value per share, authorized. No special preferred stock was outstanding at any of the reported balance sheet dates.

TREASURY STOCK

  During fiscal 1995, the Company's Board of Directors voted to retire the then outstanding 6,666 shares of the Company's Common Stock held in treasury. These shares were authorized and unissued at each of the reported balance sheet dates.

STOCK BONUS PLAN

  During fiscal 1994, the Board of Directors adopted the Company's 1993 Employee Stock Bonus Plan (the "Stock Bonus Plan"), which authorized the Company to make a one-time grant of 10 shares of Common Stock to every eligible employee. During fiscal 1994, the Company issued 2,190 shares and recorded compensation expense of approximately $21,000 related to the Stock Bonus Plan.

STOCK WARRANTS

  In connection with a loan and security agreement between the Company and one of its stockholders, the Company issued such stockholder warrants to purchase 286,881 shares of Common Stock at an exercise price of $6.10 per share. These warrants were exercised in conjunction with the Company's IPO in fiscal 1994.

F.STOCK-BASED PLANS:

  At December 28, 1996 and June 28, 1997, the Company had three stock-based plans--the 1988 Incentive Stock Option Plan (the "1988 Stock Option Plan"), the 1993 Incentive and Nonqualified Stock Option Plan (the "1993 Stock Option Plan") and an employee stock purchase plan. The Company applies Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans and its employee stock purchase plan. No compensation cost has been recognized for these plans.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

STOCK OPTION PLANS

  The 1988 Stock Option Plan provides for the grant of options to purchase Common Stock intended to qualify as incentive stock options as defined in
Section 422 of the Internal Revenue Code of 1986, as amended. During fiscal 1994, the Board of Directors voted not to issue any additional options under the 1988 Stock Option Plan. The maximum term of options granted under the 1988 Stock Option Plan is 10 years.

  The 1993 Stock Option Plan authorizes (i) the grant of options to purchase Common Stock intended to qualify as incentive stock options as defined in
Section 422 of the Internal Revenue Code of 1986, as amended, and (ii) the grant of options that do not so qualify. At December 28, 1996 and June 28, 1997, the 1993 Stock Option Plan authorized the issuance of options to purchase up to 700,000 and 1,200,000 shares of Common Stock, respectively. The Compensation Committee of the Board of Directors administers the 1993 Stock Option Plan and within certain limits has discretion to determine the terms and conditions of options granted under the plan. The 1993 Stock Option Plan also provides for the automatic grant of options to purchase a specified number of shares to non-employee directors. The maximum term of options granted under the 1993 Stock Option Plan is 10 years.

STOCK PURCHASE PLAN

  The Company has an employee stock purchase plan which authorizes the issuance of up to 100,000 shares of the Company's Common Stock to eligible employees. Pursuant to the plan, eligible employees may be granted the opportunity to purchase Common Stock of the Company at 85% of market value on the first or last day of the calendar year, whichever is lower. A total of 71,480 and 37,302 shares of Common Stock remained available for issuance under the plan at December 28, 1996 and June 28, 1997, respectively. Purchases of Common Stock under the plan have been made as follows: on December 31, 1996, 34,178 shares at an aggregate purchase price of approximately $58,000, on December 30, 1995, 19,385 shares at an aggregate purchase price of approximately $34,000, and on December 29, 1994, 9,135 shares at an aggregate purchase price of approximately $37,000.

                      DM MANAGEMENT COMPANY AND SUBSIDIARY

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                  MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                   UNAUDITED)

  The following table reflects the activity under the 1988 Stock Option Plan and the 1993 Stock Option Plan:

                             1988 STOCK OPTION PLAN            1993 STOCK OPTION PLAN
                         -------------------------------- --------------------------------
                                     EXERCISE   WTD. AVG.             EXERCISE   WTD. AVG.
                          NUMBER       PRICE    EXERCISE   NUMBER      PRICE     EXERCISE
                         OF SHARES   PER SHARE    PRICE   OF SHARES  PER SHARE     PRICE
                         ---------  ----------- --------- --------- ------------ ---------
Balance at June 25,
 1994...................  567,327   $0.17--6.10   $1.49     45,000  $9.00--10.88  $ 9.50
 Granted................       --            --      --     77,000   2.75--15.00   10.70
 Exercised..............  (55,673)   0.17--1.67    0.97         --            --      --
 Canceled...............  (22,310)   0.17--1.67    1.67         --            --      --
                         --------   -----------   -----    -------  ------------  ------
Balance at June 24,
 1995...................  489,344    0.17--6.10    1.54    122,000   2.75--15.00   10.26
 Granted................       --            --      --    106,000   2.25-- 4.00    2.35
 Exercised..............   (2,500)   0.17--1.67    1.37         --            --      --
 Canceled...............       --            --      --     (8,000)        10.88   10.88
                         --------   -----------   -----    -------  ------------  ------
Balance at December 30,
 1995...................  486,844    0.17--6.10    1.54    220,000   2.25--10.88    6.43
 Granted................       --            --      --    315,000   2.06-- 5.00    3.08
 Exercised..............  (22,350)   0.17--1.67    1.14         --            --      --
 Canceled...............   (1,500)         1.67    1.67    (15,000)  4.00-- 9.00    7.00
                         --------   -----------   -----    -------  ------------  ------
Balance at June 29,
 1996...................  462,994    0.17--6.10    1.56    520,000   2.06--15.00    4.38
 Granted................       --            --      --     62,500   3.13-- 3.25    3.20
 Exercised.............. (149,797)   0.17--1.67    0.94     (1,818)         2.75    2.75
 Canceled...............   (2,830)         1.67    1.67    (25,000)        15.00   15.00
                         --------   -----------   -----    -------  ------------  ------
Balance at December 28,
 1996...................  310,367    0.17--6.10    1.86    555,682   2.06--15.00    3.76
 Granted................       --            --      --    319,000   3.63--10.50    7.50
 Exercised.............. (162,968)   0.17--6.10    2.04     (7,200)         2.75    2.75
 Canceled...............   (1,500)         1.67    1.67         --            --      --
                         --------   -----------   -----    -------  ------------  ------
Balance at June 28,
 1997...................  145,899   $      1.67   $1.67    867,482  $2.06--15.00  $ 5.21
                         ========   ===========   =====    =======  ============  ======

  Options exercisable under the 1988 Stock Option Plan and the 1993 Stock Option Plan were as follows:

                         JUNE 25, 1994 JUNE 24, 1995 JUNE 29, 1996 DEC. 28, 1996 JUNE 28, 1997
                         ------------- ------------- ------------- ------------- -------------
                                                                                  (UNAUDITED)
1988 Stock Option Plan..    411,417       447,684       442,914       293,117       145,899
1993 Stock Option Plan..         --        14,250        68,750       138,282       230,189
                            -------       -------       -------       -------       -------
 Total..................    411,417       461,934       511,664       431,399       376,088
                            =======       =======       =======       =======       =======

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

  The following table summarizes information about options outstanding under the 1988 Stock Option Plan and the 1993 Stock Option Plan at December 28, 1996:

                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                         -------------------------------------------- ---------------------------
                              NUMBER          WTD. AVG.     WTD. AVG.      NUMBER       WTD. AVG.
RANGE OF                  OUTSTANDING AT      REMAINING     EXERCISE   EXERCISABLE AT   EXERCISE
EXERCISE PRICES          DECEMBER 28, 1996 CONTRACTUAL LIFE   PRICE   DECEMBER 28, 1996   PRICE
---------------          ----------------- ---------------- --------- ----------------- ---------
$ 0.17-- 1.67...........      285,827           1 year       $ 1.50        268,577       $ 1.49
  2.06-- 5.00...........      502,682          6 years         2.91        100,282         2.74
  6.10-- 9.00...........       48,540           1 year         7.53         48,540         7.53
 10.88--15.00...........       29,000          7 years        14.43         14,000        13.82
                              -------                                      -------
 Total..................      866,049                                      431,399
                              =======                                      =======

  The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which requires disclosure of pro forma net income, EPS and other information as if the fair value method of accounting for stock options and other equity instruments described in SFAS 123 had been adopted. Pro forma disclosures include the effects of all options granted after December 25, 1994. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards made prior to December 25, 1994 and additional awards in future years are anticipated.

  Had compensation cost for the Company's stock-based plans been based on the fair value at the grant dates for awards made under these plans consistent with SFAS 123, the Company's compensation cost, net of income tax benefit, net income (loss) and EPS pro forma amounts would have been as follows (in thousands, except per share data):

                         FISCAL YEAR
                            ENDED    TRANSITION PERIOD ENDED         SIX MONTHS ENDED
                         ----------- --------------------------   -----------------------
                          JUNE 29,     DEC. 30,      DEC. 28,      JUNE 29,    JUNE 28,
                            1996         1995          1996          1996        1997
                         (53 WEEKS)   (27 WEEKS)    (26 WEEKS)    (26 WEEKS)  (26 WEEKS)
                         ----------- ------------   -----------   ----------- -----------
                                     (UNAUDITED)                  (UNAUDITED) (UNAUDITED)
Compensation cost:
 1993 Stock Option Plan.   $    63     $         6   $        58    $    66     $  124
 Employee Stock Purchase
  Plan..................         7               4             7          7         14
Net income (loss):
 As reported............    (9,350)         (1,158)       11,563     (8,192)     1,746
 Pro forma..............    (9,420)         (1,168)       11,498     (8,265)     1,608
Primary EPS:
 As reported............     (2.11)          (0.27)         2.44      (1.77)      0.35
 Pro forma..............     (2.12)          (0.27)         2.43      (1.79)      0.32
Fully diluted EPS:
 As reported............     (2.07)          (0.27)         2.44      (1.75)      0.34
 Pro forma..............     (2.08)          (0.27)         2.43      (1.77)      0.31

  The Black-Scholes option-pricing model is used to estimate the fair value on the date of grant of each option granted after December 25, 1994. The Black-Scholes model is also used to estimate the fair value of the

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

employees' purchase rights. In each case, the following assumptions were used for stock option and employee purchase right grants:

                                                      1993 STOCK  EMPLOYEE STOCK
                                                      OPTION PLAN PURCHASE PLAN
                                                      ----------- --------------
   Dividend yield....................................         0%          0%
   Expected volatility...............................      60.0%       50.0%
   Risk free interest rate...........................       6.1%        5.6%
   Expected lives....................................  4-5 years      1 year

  The weighted average fair value of options granted and the average fair value of the employee purchase rights granted were as follows:

                         FISCAL YEAR
                            ENDED    TRANSITION PERIOD ENDED          SIX MONTHS ENDED
                         ----------- --------------------------    -----------------------
                          JUNE 29,     DEC. 30,      DEC. 28,       JUNE 29,    JUNE 28,
                            1996         1995          1996           1996        1997
                         (53 WEEKS)   (27 WEEKS)    (26 WEEKS)     (26 WEEKS)  (26 WEEKS)
                         ----------- ------------   -----------    ----------- -----------
                                     (UNAUDITED)                   (UNAUDITED) (UNAUDITED)
Fair value of options
 granted................    $1.61       $      1.20   $      1.83     $1.74       $4.15
Fair value of purchase
 rights granted.........     0.67                --            --      0.67        1.36

G.BENEFIT PLANS:

  The Company implemented a savings plan (the "Plan") during fiscal 1994, which permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. At the discretion of the Board of Directors, the Company may also make contributions dependent on profits each year for the benefit of all eligible employees under the Plan. Employee eligibility is based on minimum age and employment requirements. The Company contributed $10,000, $0, $12,000 and $65,000 to the Plan for the six months ended December 28, 1996, fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

H.INCOME TAXES:

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. SFAS 109 requires current recognition of net deferred tax assets to the extent that it is more likely than not that such net assets will be realized. To the extent that the Company believes that its net deferred tax assets will not be realized, a valuation allowance must be placed against those assets.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

  Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                         JUNE 24, 1995 JUNE 29, 1996 DEC. 28, 1996 JUNE 28, 1997
                         ------------- ------------- ------------- -------------
                                                                    (UNAUDITED)
Deferred tax assets:
 Net operating losses...    $7,094        $ 6,951       $ 6,771       $ 5,344
 Inventory..............     1,462          1,381         1,847         1,640
 Reserve for customer
  returns...............       501            552           513         1,287
 Discontinued segment...        --          3,343         2,166         2,035
 Other..................       320            304           417           732
                            ------        -------       -------       -------
  Total deferred tax as-
   sets.................     9,377         12,531        11,714        11,038
                            ------        -------       -------       -------
Deferred tax liabili-
 ties:
 Prepaid catalogs.......     1,898          1,343         1,007         1,134
 Other..................        79             54           109           130
                            ------        -------       -------       -------
  Total deferred tax li-
   abilities............     1,977          1,397         1,116         1,264
                            ------        -------       -------       -------
   Net deferred tax as-
    sets................     7,400         11,134        10,598         9,774
   Less valuation allow-
    ance................     7,400         11,134            --            --
                            ------        -------       -------       -------
   Net deferred tax
    assets per
    consolidated balance
    sheets..............    $   --        $    --       $10,598       $ 9,774
                            ======        =======       =======       =======

  As of each of the reported balance sheet dates prior to December 28, 1996, management believed that the uncertainty surrounding the realizability of its net deferred tax assets was sufficient to require a valuation allowance to be placed against the entire balance of those assets. However, as of December 28, 1996, management determined, based on the Company's recent profitability trends and anticipated future profitability, that it was more likely than not that sufficient book and taxable income would be generated to fully realize the benefit of its net deferred tax assets. This determination required the Company to remove the valuation allowance and recognize the deferred tax benefit of $10,598,000 at December 28, 1996 in its entirety.

  At December 28, 1996, the Company had available net operating loss ("NOL") carryforwards of approximately $18,357,000, of which $4,783,000 expires in fiscal 2003, $7,912,000 expires in fiscal 2004, $2,530,000 expires in fiscal 2005, $2,383,000 expires in fiscal 2006 and $749,000 expires in fiscal 2010.

  Section 382 of the Internal Revenue Code of 1986, as amended, restricts a corporation's ability to use its NOL carryforwards following certain"ownership changes." The Company determined that such an ownership change occurred as a result of its initial public offering and accordingly the amount of the Company's NOL carryforwards available for use in any particular taxable year is limited to approximately $1.5 million annually. To the extent that the Company does not utilize the full amount of the annual NOL limit, the unused amount may be used to offset taxable income in future years. NOL carryforwards expire 15 years after the tax year in which they arise, and the last of the Company's current NOL carryforwards will expire in its fiscal 2010 tax year.

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

  The components of the Company's provision (benefit) for income taxes for continuing operations are as follows (in thousands):

                                                            TRANSITION PERIOD
                                FISCAL YEAR ENDED                 ENDED             SIX MONTHS ENDED
                         -------------------------------- ---------------------- -----------------------
                          JUNE 25,   JUNE 24,   JUNE 29,   DEC. 30,    DEC. 28,   JUNE 29,    JUNE 28,
                            1994       1995       1996       1995        1996       1996        1997
                         (52 WEEKS) (52 WEEKS) (53 WEEKS) (27 WEEKS)  (26 WEEKS) (26 WEEKS)  (26 WEEKS)
                         ---------- ---------- ---------- ----------- ---------- ----------- -----------
                                                          (UNAUDITED)            (UNAUDITED) (UNAUDITED)
Current:
 Federal................    $210       $40        $ 8        $(88)     $     53      $45       $   86
 State..................     125        46         18          25            54       44          206
Deferred:
 Federal................      --        --         --          --        (9,164)      --          737
 State..................      --        --         --          --        (1,434)      --           87
                            ----       ---        ---        ----      --------      ---       ------
Provision (benefit) for
 income taxes...........    $335       $86        $26        $(63)     $(10,491)     $89       $1,116
                            ====       ===        ===        ====      ========      ===       ======

  The difference in income taxes at the U. S. federal statutory rate and the income tax provision (benefit) reported in the accompanying consolidated statements of operations is as follows (in thousands):

                                                             TRANSITION PERIOD
                                 FISCAL YEAR ENDED                 ENDED             SIX MONTHS ENDED
                          -------------------------------- ---------------------- -----------------------
                           JUNE 25,   JUNE 24,   JUNE 29,   DEC. 30,    DEC. 28,   JUNE 29,    JUNE 28,
                             1994       1995       1996       1995        1996       1996        1997
                          (52 WEEKS) (52 WEEKS) (53 WEEKS) (27 WEEKS)  (26 WEEKS) (26 WEEKS)  (26 WEEKS)
                          ---------- ---------- ---------- ----------- ---------- ----------- -----------
                                                           (UNAUDITED)            (UNAUDITED) (UNAUDITED)
Provision (benefit) for
 income taxes at the
 U.S. federal statutory
 rate...................   $ 1,225     $ 289       $ 89       $(212)    $    364     $ 301      $  973
State taxes, net of fed-
 eral tax benefit.......       126        47         12          17           35        53         139
Valuation allowance
 change.................        --      (250)        --         132      (10,598)       --          --
Utilization of NOL
 carryforwards..........    (1,016)       --        (75)         --         (275)     (282)         --
Other...................        --        --         --          --          (17)       17           4
                           -------     -----       ----       -----     --------     -----      ------
Provision (benefit) for
 income taxes at effec-
 tive rate..............   $   335     $  86       $ 26       $ (63)    $(10,491)    $  89      $1,116
                           =======     =====       ====       =====     ========     =====      ======

                     DM MANAGEMENT COMPANY AND SUBSIDIARY

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                 MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                  UNAUDITED)

I.COMMITMENTS:

  The Company leases certain of its facilities under noncancellable operating leases having initial or remaining terms of more than one year. The majority of these real estate leases require the Company to pay maintenance, insurance and real estate taxes. Total rent expense, including these costs, is as follows (in thousands):

                                            TRANSITION PERIOD
              FISCAL YEAR ENDED                   ENDED             SIX MONTHS ENDED
       --------------------------------------------------------- -----------------------
        JUNE 25,     JUNE 24,   JUNE 29,   DEC. 30,    DEC. 28,   JUNE 29,    JUNE 28,
          1994         1995       1996       1995        1996       1996        1997
       (52 WEEKS)   (52 WEEKS) (53 WEEKS) (27 WEEKS)  (26 WEEKS) (26 WEEKS)  (26 WEEKS)
       ----------   ---------- ---------- ----------- ---------- ----------- -----------
                                          (UNAUDITED)            (UNAUDITED) (UNAUDITED)
          $914         $581       $666       $321        $362       $345        $399

  At December 28, 1996, future minimum lease payments for operating leases having a remaining term in excess of one year at such date totaled $2,187,000 and were as follows: fiscal 1997--$649,000; fiscal 1998-- $649,000; fiscal 1999--$615,000; fiscal 2000--$203,000; and fiscal 2001--$71,000.

  Subsequent to June 28, 1997 the Company purchased approximately 360 acres of land in Tilton, New Hampshire for $4,152,000. The site is intended to house a new fulfillment center expected to be operational by early 1999. The estimated cost of this new facility, including land, construction and equipment, ranges from $33.0 to $37.0 million.

J.RELATED PARTY:

  During fiscal 1996, the Company terminated its relationship with Shannon North America, Limited ("Shannon"), a joint venture between the Company and Aer Rianta cpt. The Company's investment in Shannon was immaterial. During the six months ended December 28, 1996 and June 28, 1997, the Company continued to provide various operational services to Shannon. Amounts charged to Shannon are as follows (in thousands):

             FISCAL YEAR ENDED            TRANSITION PERIOD ENDED     SIX MONTHS ENDED
       ---------------------------------- ------------------------ -----------------------
        JUNE 25,    JUNE 24,   JUNE 29,     DEC. 30,    DEC. 28,    JUNE 29,    JUNE 28,
          1994        1995       1996         1995        1996        1996        1997
       (52 WEEKS)   (52 WEEKS) (53 WEEKS)  (27 WEEKS)  (26 WEEKS)   (26 WEEKS)  (26 WEEKS)
       ----------   ---------  ---------  ------------ ----------- ----------- -----------
                                          (UNAUDITED)              (UNAUDITED) (UNAUDITED)
          $487        $555       $690        $406         $180         $328         $92

                      DM MANAGEMENT COMPANY AND SUBSIDIARY

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 28, 1997, FOR THE SIX
                                  MONTHS ENDED
   JUNE 29, 1996 AND AS OF AND FOR THE SIX MONTHS ENDED DECEMBER 30, 1995 IS
                                   UNAUDITED)

K.QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                       QUARTER ENDED
                                           --------------------------------------
                                           SEPT. 24, DEC. 24,  MARCH 25, JUNE 24,
                                             1994      1994      1995      1995
                                           --------- --------  --------- --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................   $18,536  $14,890    $19,704  $19,561
Income (loss) from continuing operations.     1,078     (582)       180       89
Net income (loss)........................     1,078     (582)       120      157
Income (loss) from continuing operations
 per share...............................      0.23    (0.13)      0.04     0.02
Net income (loss) per share..............   $  0.23  $ (0.13)   $  0.03  $  0.03

                                                       QUARTER ENDED
                                           --------------------------------------
                                           SEPT. 30, DEC. 30,  MARCH 30, JUNE 29,
                                             1995      1995      1996      1996
                                           --------- --------  --------- --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................   $22,312  $16,955    $19,736  $21,582
Income (loss) from continuing operations.      (274)    (286)       250      545
Net income (loss)........................      (667)    (491)       264   (8,456)
Income (loss) from continuing operations
 per share...............................     (0.06)   (0.07)      0.06     0.11
Net income (loss) per share..............   $ (0.15) $ (0.12)   $  0.06  $ (1.79)

                                                      QUARTER ENDED
                                          -------------------------------------
                                          SEPT. 28, DEC. 28, MARCH 29, JUNE 28,
                                            1996      1996     1997      1997
                                          --------- -------- --------- --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................  $20,541  $22,783   $24,543  $32,885
Income from continuing operations........      250   11,313       541    1,205
Net income...............................      250   11,313       541    1,205
Income from continuing operations per
 share...................................     0.05     2.38      0.11     0.23
Net income per share.....................  $  0.05  $  2.38   $  0.11  $  0.23

  During the six months ending December 28, 1996, the Company recorded a deferred tax benefit of $10,598,000 (see Note H).

  On May 20, 1996, the Company announced its plan to discontinue the operations of its Carroll Reed segment and recorded a charge of $8,511,000 for the loss on disposal of discontinued operations (see Note B).

  The sum of the quarterly EPS amounts may not equal the full year amount since the computations of the weighted average number of common and common equivalent shares outstanding for each quarter and the full year are made independently.

                                [IMAGE OF WOMAN]

              [Image of woman appears behind text on this page]

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 NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   11
Price Range of Common Stock...............................................   12
Dividend Policy...........................................................   12
Capitalization............................................................   13
Selected Consolidated Financial Data......................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   23
Management................................................................   32
Principal and Selling Stockholders........................................   35
Description of Capital Stock..............................................   37
Underwriting..............................................................   39
Legal Matters.............................................................   40
Experts...................................................................   40
Available Information.....................................................   41
Incorporation of Certain Documents by Reference...........................   41
Index to Consolidated Financial Statements................................  F-1

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                                2,752,404 Shares

                                      LOGO


                                  Common Stock

                                ---------------

                                   PROSPECTUS

                                ---------------

                          Wessels, Arnold & Henderson

                    NationsBanc Montgomery Securities, Inc.

                                October 30, 1997

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